Basis of Presentation
The following Management's Discussion and Analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated May 4, 2023, and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023 ("Interim Financial Statements") as well as Pembina's audited consolidated annual financial statements ("Consolidated Financial Statements") and MD&A for the year ended December 31, 2022. All financial information provided in this MD&A has been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting and is expressed in Canadian dollars, unless otherwise noted. A description of Pembina's operating segments and additional information about Pembina is filed with Canadian and U.S. securities commissions, including quarterly and annual reports, annual information forms (which are filed with the U.S. Securities and Exchange Commission under Form 40-F) and management information circulars, which can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Information contained in or otherwise accessible through Pembina's website does not form part of this MD&A and is not incorporated into this document by reference.
Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the "Abbreviations" section of this MD&A.

Non-GAAP Financial Measures
Pembina has disclosed certain financial measures and ratios within this MD&A that management believes provide meaningful information in assessing Pembina's underlying performance, but which are not specified, defined or determined in accordance with Canadian generally accepted accounting principles ("GAAP") and which are not disclosed in Pembina's Interim Financial Statements. Such non-GAAP financial measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and may not be comparable to similar financial measures or ratios disclosed by other issuers. Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A for additional information regarding these non-GAAP financial measures and non-GAAP ratios.
Risk Factors and Forward-Looking Information
Management has identified the primary risk factors that could have a material impact on the financial results and operations of Pembina. Such risk factors are presented in the "Risk Factors" sections of Pembina's MD&A and Annual Information Form ("AIF"), for the year ended December 31, 2022. The Company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the "Forward-Looking Statements & Information" section of this MD&A. This MD&A contains forward-looking statements based on Pembina's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the Company's future plans and expectations and may not be appropriate for other purposes.
Pembina Pipeline Corporation First Quarter 2023 1

1. ABOUT PEMBINA
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Pembina's Purpose and Strategy
We deliver extraordinary energy solutions so the world can thrive.
Pembina will build on its strengths by continuing to invest in and grow the core businesses that provide critical transportation and midstream services to help ensure reliable and secure energy supply. Pembina will capitalize on exciting opportunities to leverage its assets and expertise into new service offerings that proactively respond to the transition to a lower-carbon economy. In continuing to meet global energy demand and its customers' needs, while ensuring Pembina's long-term success and resilience, the Company has established four strategic priorities:
1.To be resilient, we will sustain, decarbonize, and enhance our businesses. This priority is focused on strengthening and growing our existing franchise and demonstrating environmental leadership.
2.To thrive, we will invest in the energy transition to improve the basins in which we operate. We will expand our portfolio to include new businesses associated with lower-carbon commodities.
3.To meet global demand, we will transform and export our products. We will continue our focus on supporting the transformation of Western Canadian Sedimentary Basin commodities into higher margin products and enabling more coastal egress.
4.To set ourselves apart, we will create a differentiated experience for our stakeholders. We remain committed to delivering excellence for our four key stakeholder groups meaning that:
a.Employees say we are the 'employer of choice' and value our safe, respectful, collaborative, and inclusive work culture.
b.Communities welcome us and recognize the net positive impact of our social and environmental commitment.
c.Customers choose us first for reliable and value-added services.
d.Investors receive sustainable industry-leading total returns.
2 Pembina Pipeline Corporation First Quarter 2023

2. FINANCIAL & OPERATING OVERVIEW
Consolidated Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2023	2022	Change
Revenue	2,297	3,038	(741)
Net revenue(1)	946	1,154	(208)
Gross profit	672	857	(185)
Earnings	369	481	(112)
Earnings per common share – basic and diluted (dollars)	0.61	0.81	(0.20)
Cash flow from operating activities	458	655	(197)
Cash flow from operating activities per common share – basic (dollars)	0.83	1.19	(0.36)
Adjusted cash flow from operating activities(1)	634	700	(66)
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.15	1.27	(0.12)
Capital expenditures	137	179	(42)
Adjusted EBITDA(1)	947	1,005	(58)
Total volumes (mboe/d)(2)	3,188	3,369	(181)
Change in Earnings ($ millions)(3)(4)
Results Overview
Earnings in the first quarter of 2023 were positively impacted by higher revenue in Pipelines due to increased upstream activity on the Peace Pipeline system and on the Cochin Pipeline, partially offset by impacts from the Northern Pipeline system outage. Facilities results were impacted by the change in ownership of the majority of Pembina's field-based gas processing assets, which were wholly-owned prior to the creation of PGI on August 15, 2022 (the "PGI Transaction"), and are now being accounted for in share of profit from equity accounted investees, which is affected by expenses such as interest and taxes. Marketing & New Ventures results were impacted by lower margins on NGL and crude oil sales, as well as lower marketed NGL volumes and lower share of profit from Aux Sable. During the period, Pembina also had lower losses on commodity-related derivatives mainly due to NGL-based derivatives and lower general and administrative expenses primarily due to lower long-term incentive costs, while other expenses decreased largely as a result of lower acquisition fees incurred during the period. Income tax expense decreased due to lower current period earnings and the tax impact of the PGI Transaction.
Pembina Pipeline Corporation First Quarter 2023 3

Changes in Results for the Three Months Ended March 31
Revenue	▼
$741 million decrease. Lower revenue in Marketing & New Ventures primarily due to a decrease in prices across the crude oil complex and lower NGL prices and marketed NGL volumes, combined with lower revenue in Facilities largely due to revenue from the field-based gas processing assets contributed to PGI and now reflected in share of profit from equity accounted investees ("share of profit") and lower recoverable costs. These are partially offset by higher Pipeline revenue mainly on the Peace Pipeline system and Cochin Pipeline. On January 18, 2023, an unplanned outage occurred on the Northern Pipeline system (“Northern Pipeline system outage”), resulting in an impact to consolidated revenue of $37 million. Service on the Northern Pipeline system resumed on February 23, 2023 at a reduced operating pressure.

Cost of goods sold	▲	$533 million decrease, largely due to lower crude oil and NGL market prices in Marketing & New Ventures.
Operating expenses	▼
$7 million increase, primarily due to higher power costs in Pipelines, the majority of which are recoverable, as a result of the higher power pool price during the quarter, as well as an impact of $17 million resulting from the Northern Pipeline system outage, partially offset by lower Facilities operating expenses primarily due to the operating expenses from the field-based gas processing assets contributed in connection with the PGI Transaction now being reflected in share of profit, coupled with lower recoverable costs at Empress.

Depreciation and amortization included in operations	▲	$21 million decrease, primarily due to the contributed field-based gas processing assets now being accounted for under equity accounting by Pembina for its investment in PGI.
Share of profit from equity accounted investees	●
Consistent with the prior period. Lower share of profit from Aux Sable as a result of lower NGL prices and re-contracting in the fourth quarter of 2022 was largely offset by contributions from PGI following the PGI Transaction.

Realized (gain) loss on commodity-related derivatives	▲
$71 million positive variance, primarily due to realized gains on NGL-based derivative instruments driven by the change in NGL market prices during the period compared to losses in the first quarter of 2022.

Unrealized loss (gain) on commodity-related derivatives	▼	$59 million negative variance, primarily due to NGL-based derivative contracts maturing in the period.
General and administrative	▲
$15 million decrease, primarily due to lower long-term incentive costs driven by the change in Pembina's share price in the first quarter of 2023 compared to the first quarter of 2022, partially offset by higher information technology-related maintenance costs.

Other (income) expense	▲
$14 million increase, primarily due to lower acquisition and restructuring costs recognized during the period compared to the first quarter of 2022, partially offset by a gain on the initial recognition of a lease in Pipelines in the first quarter of 2022.

Net finance costs	●	Consistent with the prior period.
Current tax expense	▲	$22 million decrease, primarily due to lower current period earnings and the tax impact of the PGI Transaction.
Deferred tax expense	▲	$24 million decrease, primarily due to lower current period earnings and the tax impact of the PGI Transaction.
Cash flow from operating activities	▼
$197 million decrease, primarily driven by a decrease in the change in non-cash working capital due mainly to the Ruby settlement and lower operating results, as well as higher share-based compensation payments, partially offset by a decrease in taxes paid and higher distributions from equity accounted investees.

Adjusted cash flow from operating activities(1)	▼
$66 million decrease, largely due to the same items impacting cash flow from operating activities, discussed above, excluding the change in non-cash working capital, taxes paid, and share-based compensation payments, partially offset by lower current tax expense and accrued share-based payments.

Adjusted EBITDA(1)	▼
$58 million decrease, primarily due to lower net revenue from Marketing & New Ventures and Facilities, partially offset by higher adjusted EBITDA from equity accounted investees, due to the contributions from PGI which outweighed the lower contributions from Aux Sable and Ruby. Additionally, the first quarter of 2023 had realized gains on commodity-related derivatives compared to losses recognized during the first quarter of 2022, as well as higher Pipeline revenue and lower long-term incentive costs. The Northern Pipeline system outage had an impact on consolidated adjusted EBITDA of $54 million in the period.

Total volumes (mboe/d)(2)	▼
181 mboe/d decrease, largely driven by the disposition of Pembina's interest in certain Facilities assets at Empress in the fourth quarter of 2022, lower volumes due to the Northern Pipeline system outage (decrease of 132 mboe/d) and from Ruby, partially offset by the recognition of volumes in Facilities following the PGI Transaction and higher volumes on certain Pipeline systems resulting from increased upstream activity and third-party outages in the first quarter of 2022. Volumes include 490 mboe/d (2022: 294 mboe/d) related to equity accounted investees.

▲	Increase;	▼	Decrease; or	●	No impact;	to earnings, adjusted EBITDA, cash flow from operations, adjusted cash flow from operating activities or total volumes.
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(2)    Total revenue volumes. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section of this MD&A for further information.
(3)    Facilities results excluding commodity-related derivatives and Marketing & New Ventures results excluding commodity-related derivatives includes gross profit less realized and unrealized commodity-related derivative financial instruments.
(4)    Other includes other expenses, net finance costs, and corporate.
4 Pembina Pipeline Corporation First Quarter 2023

3. SEGMENT RESULTS
Business Overview
The Pipelines Division provides customers with pipeline transportation, terminalling, storage and rail services in key market hubs in Canada and the United States for crude oil, condensate, natural gas liquids and natural gas. Through Pembina's wholly-owned and joint venture assets, the Pipelines Division manages pipeline transportation capacity of 2.8 mmboe/d(1), above ground storage capacity of 11 mmbbls(1) and rail terminalling capacity of approximately 105 mboe/d(1) within its conventional, oil sands and heavy oil, and transmission assets. The conventional assets include strategically located pipelines and terminalling hubs that gather and transport light and medium crude oils, condensate and natural gas liquids from western Alberta and northeast British Columbia to the Edmonton, Alberta area for further processing or transportation on downstream pipelines. The oil sands and heavy oil assets transport heavy and synthetic crude oil produced within Alberta to the Edmonton, Alberta area and offer associated storage, terminalling and rail services. The transmission assets transport natural gas, ethane and condensate throughout Canada and the United States on long haul pipelines linking various key market hubs. In addition, the Pipelines Division assets provide linkages between Pembina's upstream and downstream assets across North America, enabling integrated customer service offerings. Together, these assets supply products from hydrocarbon producing regions to refineries, fractionators and market hubs in Alberta, British Columbia, and Illinois, as well as other regions throughout North America.
The Facilities Division includes infrastructure that provides Pembina's customers with natural gas, condensate and NGL services. Through its wholly-owned assets and its interest in PGI, Pembina's natural gas gathering and processing facilities are strategically positioned in active, liquids-rich areas of the WCSB and Williston Basin and are integrated with the Company's other businesses. Pembina provides sweet and sour gas gathering, compression, condensate stabilization, and both shallow cut and deep cut gas processing services with a total capacity of approximately 5.4 bcf/d(2) for its customers. Condensate and NGL extracted at virtually all Canadian-based facilities have access to transportation on Pembina's pipelines. In addition, all NGL transported along the Alliance Pipeline are extracted through the Pembina operated Channahon Facility at the terminus. The Facilities Division includes approximately 354 mbpd(2) of NGL fractionation capacity, 21 mmbbls(1) of cavern storage capacity and associated pipeline and rail terminalling facilities and a liquefied propane export facility on Canada's West Coast. These facilities are fully integrated with the Company's other divisions, providing customers with the ability to access a comprehensive suite of services to enhance the value of their hydrocarbons. In addition, Pembina owns a bulk marine import/export terminal in Vancouver, British Columbia.
The Marketing & New Ventures Division strives to maximize the value of hydrocarbon liquids and natural gas originating in the basins where the Company operates. Pembina pursues this goal through the creation of new markets, and further enhances existing markets, to support both the Company's and its customers' overall business interests. In particular, Pembina seeks to identify opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure. Pembina strives to increase producer netbacks and product demand to improve the overall competitiveness of the basins where the Company operates. This includes developing new business platforms and undertaking initiatives that seek to reduce the greenhouse gas ("GHG") emissions intensity of Pembina's and its customers' operations.
Within the Marketing & New Ventures Division, Pembina undertakes value-added commodity marketing activities including buying and selling products (natural gas, ethane, propane, butane, condensate, crude oil and electricity), commodity arbitrage, and optimizing storage opportunities. The marketing business enters into contracts for capacity on both Pembina's and third-party infrastructure, handles proprietary and customer volumes and aggregates production for onward sale. Through this infrastructure capacity, as well as utilizing the Company's expansive rail fleet and logistics capabilities, Pembina's marketing business adds incremental value to the commodities by accessing high value markets across North America and globally.

Pembina Pipeline Corporation First Quarter 2023 5

The Marketing & New Ventures Division is also responsible for the development of new large-scale, or value chain extending projects, including those that provide enhanced access to global markets and support a transition to a lower-carbon economy. Currently, Pembina is pursuing opportunities associated with liquefied natural gas ("LNG"), low-carbon commodities, and large-scale GHG emissions reductions.
(1)Net capacity.
(2)Net capacity; includes Aux Sable capacity; the financial and operational results for Aux Sable are included in the Marketing & New Ventures Division.
Financial and Operational Overview by Division

	3 Months Ended March 31
	2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings (Loss) Before Tax	Adjusted EBITDA(2)
Pipelines	2,467	376	525	2,493	361	521
Facilities	721	135	298	876	250	281
Marketing & New Ventures	—	120	169	—	217	267
Corporate	—	(156)	(45)	—	(195)	(64)
Total	3,188	475	947	3,369	633	1,005
(1)    Total revenue volumes. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity. Marketed NGL volumes are excluded from volumes to avoid double counting. Refer to the "Marketing & New Ventures" section of this MD&A for further information.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
6 Pembina Pipeline Corporation First Quarter 2023

Pipelines
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2023	2022	Change
Conventional revenue(1)(2)	388	360	28
Transmission revenue(1)(2)	138	105	33
Oil Sands revenue(1)(2)	102	108	(6)
Pipelines revenue(1)	628	573	55
Operating expenses(1)	172	141	31
Depreciation and amortization included in operations	99	99	—
Share of profit from equity accounted investees	35	40	(5)
Gross profit	392	373	19
Reportable segment earnings before tax	376	361	15
Adjusted EBITDA(3)	525	521	4
Volumes (mboe/d)(4)	2,467	2,493	(26)
Distributions from equity accounted investees	70	87	(17)

Change in Results
Conventional revenue(1)(2)	▲
Increase largely due to higher volumes on the Peace Pipeline system resulting from increased upstream activity, higher recoverable project costs, and higher tolls, partially offset by lower revenue due to the Northern Pipeline system outage. Refer to the "Financial & Operating Overview - Results Overview" section for further details on the Northern Pipeline system outage.

Transmission revenue(1)(2)	▲	Increase primarily due to the higher U.S. dollar exchange rate and higher tolls on the Cochin Pipeline, higher volumes on the Vantage Pipeline due to third-party outages during the first quarter of 2022, and higher recoverable costs at the Alberta Ethane Gathering System ("AEGS").
Oil Sands revenue(1)(2)	▼	Decrease primarily due to lower revenue related to recoverable project costs on the Horizon Pipeline system, partially offset by higher recoverable power costs.
Operating expenses(1)	▼
Increase largely due to higher power costs, the majority of which are recovered in revenue, as a result of the higher power pool price during the quarter, combined with costs associated with the Northern Pipeline system outage, partially offset by lower geotechnical costs primarily related to the Western Pipeline.

Share of profit from equity accounted investees	●	Consistent with the prior period.
Reportable segment earnings before tax	▲
Increase largely due to higher volumes and higher recoverable project costs on the Peace Pipeline system and higher revenues from the Cochin Pipeline, Vantage Pipeline, and at AEGS, partially offset by the impacts of the Northern Pipeline system outage and lower revenue related to recoverable project costs on the Horizon Pipeline system.

Adjusted EBITDA(3)	●
Consistent with the prior period. Due to the same items impacting reportable segment earnings before tax, discussed above, largely offset by lower adjusted EBITDA from Ruby. Included in adjusted EBITDA is $77 million (2022: $76 million) related to Alliance and nil (2022: $15 million) related to Ruby.

Volumes (mboe/d)(4)	▼
Decrease largely driven by lower volumes due to the Northern Pipeline system outage and from Ruby, partially offset by higher volumes on the Peace Pipeline system resulting from increased upstream activity, combined with higher volumes at AEGS and on the Vantage Pipeline due to third-party outages in the first quarter of 2022. Volumes include 147 mboe/d (2022: 146 mboe/d) related to Alliance and nil (2022: 57 mboe/d) related to Ruby.

Distributions from equity accounted investees	▼	$70 million (2022: $87 million) from Alliance. The decrease is due to the re-financing of debt in the fourth quarter of 2021 which provided an incremental distribution in the first quarter of 2022.
Pembina Pipeline Corporation First Quarter 2023 7

Change in Adjusted EBITDA ($ millions)(2)(3)

Change in Reportable Segment Earnings Before Tax ($ millions)(2)
(1)    Includes inter-segment transactions. See Note 9 to the Interim Financial Statements.
(2)     Conventional, transmission and oil sands revenue include revenue generated from Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division, respectively. For further details on Pembina's assets, refer to Pembina's AIF for the year ended December 31, 2022.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition.
8 Pembina Pipeline Corporation First Quarter 2023

Financial and Operational Overview

	3 Months Ended March 31
	2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)
Pipelines(3)
Conventional	900	240	288	897	245	286
Transmission	594	107	177	621	85	166
Oil Sands	973	31	62	975	37	75
General & administrative	—	(2)	(2)	—	(6)	(6)
Total	2,467	376	525	2,493	361	521
(1)    Revenue volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)     Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's conventional, transmission and oil sands and heavy oil assets within the Pipelines Division. Refer to Pembina's AIF for the year ended December 31, 2022.
Projects & New Developments(1)
Pipelines continues to focus on the execution of various system expansions. The projects in the following table were recently placed into service.

Significant Projects	In-service Date
Phase VII Peace Pipeline Expansion	June 2022
Phase IX Peace Pipeline Expansion	December 2022
The following outlines the projects and new developments within Pipelines:

Phase VIII Peace Pipeline Expansion
Capital Budget: $530 million	In-service Date: First half of 2024	Status: On time, trending under budget
This expansion will enable segregated pipeline service for ethane-plus and propane-plus NGL mix from Gordondale, Alberta, which is centrally located within the Montney trend, into the Edmonton area for market delivery. The project includes new 10-inch and 16-inch pipelines, totaling approximately 150 km, in the Gordondale to La Glace corridor of Alberta, as well as new mid-point pump stations and terminal upgrades located throughout the Peace Pipeline system. Phase VIII will add approximately 235 mbpd of incremental capacity between Gordondale, Alberta and La Glace, Alberta, as well as approximately 65 mbpd of capacity between La Glace, Alberta and the Namao hub near Edmonton, Alberta. Pipe manufacturing is complete and construction progressed at several locations in the first quarter of 2023. Three pump stations are expected to enter service throughout 2023.

(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2022 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

Pembina Pipeline Corporation First Quarter 2023 9

Facilities
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2023	2022	Change
Gas Services revenue(1)(2)	37	175	(138)
NGL Services revenue(1)(2)	171	182	(11)
Facilities revenue(1)	208	357	(149)
Operating expenses(1)	80	134	(54)
Cost of goods sold(1)	—	—	—
Depreciation and amortization included in operations	34	55	(21)
Realized gain on commodity-related derivative financial instruments	—	(7)	7
Unrealized gain on commodity-related derivative financial instruments	—	(60)	60
Share of profit from equity accounted investees	48	24	24
Gross profit	142	259	(117)
Reportable segment earnings before tax	135	250	(115)
Adjusted EBITDA(3)	298	281	17
Volumes (mboe/d)(4)	721	876	(155)
Distributions from equity accounted investees	121	35	86

Changes in Results
Gas Services revenue(1)(2)	▼
Decrease largely due to the change in ownership of Pembina's formerly wholly-owned field-based gas processing assets as part of the PGI Transaction. The revenue from these assets is included in share of profit. This is combined with lower recoverable costs as a result of the commissioning of the Empress Cogeneration Facility and the disposition of Pembina's interest in the assets comprising the Empress I Plant, Empress I Expansion Plant, and the Empress VI Plant (collectively "E1 and E6"), both of which occurred in the fourth quarter of 2022. This decrease in recoverable costs was accompanied by a corresponding reduction in operating expenses, as discussed below. Additionally, there were lower volumes at Younger resulting from the Northern Pipeline system outage.

NGL Services revenue(1)(2)	▼	Decrease primarily due to lower supply volumes at the Redwater Complex resulting from the Northern Pipeline system outage, coupled with lower terminalling revenue.
Operating expenses(1)	▲
Decrease largely due to the PGI Transaction which resulted in operating expenses for the formally wholly-owned field-based gas processing assets now being accounted for in share of profit, as well as reduced operating expenses resulting from the commissioning of the Empress Cogeneration Facility and the disposition of Pembina's interest in the E1 and E6 assets, discussed above.

Depreciation and amortization included in operations	▲	Decrease primarily due to the contributed field-based gas processing assets now being accounted for under equity accounting by Pembina for its investment in PGI.
Realized and unrealized gain on commodity-related derivatives	▼	The change is due to the transfer of the commodity-related derivatives from Pembina to PGI as part of the contributed field-based gas processing assets.
Share of profit from equity accounted investees	▲
Increase primarily due to the contributions from PGI's gas processing assets, partially offset by interest expense on long-term debt, depreciation resulting from the PGI assets recorded at fair value, and income tax expense, compared to the contributions in the first quarter of 2022 when Pembina owned a 45 percent interest in Veresen Midstream.

Reportable segment earnings before tax	▼
Decrease primarily due to lower contribution from Gas Services as a result of the PGI Transaction, which involved a change in ownership of Pembina's formerly wholly-owned field-based gas processing assets and commodity-related derivatives, combined with lower supply volumes at the Redwater Complex and lower terminalling revenue, partially offset by increased share of profit from PGI and lower depreciation.

Adjusted EBITDA(3)	▲
Increase primarily due to adjusted EBITDA from PGI due to the contributions from certain PGI gas processing assets, including the former Energy Transfer Canada plants and the Dawson Assets, partially offset by lower contribution from Gas Services and lower supply volumes at the Redwater Complex. Included in adjusted EBITDA is nil (2022: $54 million) related to Veresen Midstream and $172 million (2022: nil) related to PGI.

Volumes (mboe/d)(4)	▼
Decrease primarily due to the disposition of Pembina's interest in the E1 and E6 assets in exchange for a processing agreement that provides Pembina the right to first priority for gas processing at all Plains-operated assets at Empress. Additionally, lower volumes at the Redwater Complex and Younger resulting from the Northern Pipeline system outage, partially offset by the volumes from PGI, primarily at the former Energy Transfer Canada plants and on the Dawson assets. Volumes include 343 mboe/d (2022: nil) related to PGI and nil (2022: 91 mboe/d) related to Veresen Midstream.

Distributions from equity accounted investees	▲
$120 million (2022: nil) from PGI, $1 million (2022: $1 million) from Fort Corp, and no distributions (2022: $34 million) from Veresen Midstream. The increase in distributions is attributed to the contributions made by PGI's gas processing assets.

10 Pembina Pipeline Corporation First Quarter 2023

Change in Adjusted EBITDA ($ millions)(2)(3)

Change in Reportable Segment Earnings Before Tax ($ millions)(2)
(1)    Includes inter-segment transactions. See Note 9 to the Interim Financial Statements.
(2)    Gas services and NGL services revenue include revenue generated from Pembina's gas services and NGL services assets within the Facilities operating segment, respectively.     For further details on Pembina’s assets, refer to Pembina's AIF for the year ended December 31, 2022.
(3)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(4)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity.
Pembina Pipeline Corporation First Quarter 2023 11

Financial and Operational Overview

	3 Months Ended March 31
	2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)
Facilities(3)
Gas Services	563	59	193	675	171	170
NGL Services	158	76	105	201	83	115
General & administrative	—	—	—	—	(4)	(4)
Total	721	135	298	876	250	281
(1)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition. Volumes do not include Empress processing capacity.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's gas and NGL services assets within the Facilities operating segment. For a description of Pembina's gas and NGL assets, refer to Pembina's AIF for the year ended December 31, 2022.
Projects & New Developments(1)
Facilities continues to build-out its natural gas and NGL processing and fractionation assets to service customer demand. The projects in the following table were recently placed into service.

Significant Projects	In-service Date
Empress Cogeneration Facility	November 2022
The following outlines the projects and new developments within Facilities:

RFS IV
Capital Budget: $460 million	In-service Date(2): First half of 2026	Status: Recently Announced
RFS IV is a 55,000 bpd propane-plus fractionator at the existing Redwater fractionation and storage complex (the "Redwater Complex"). The project includes additional rail loading capacity and will leverage the design, engineering, and operating best practices of its existing facilities. With the addition of RFS IV, the fractionation capacity at the Redwater Complex will total 256,000 bpd.

(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2022 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
(2)     Subject to environmental and regulatory approvals. See the "Forward-Looking Statements & Information" section of this MD&A.

12 Pembina Pipeline Corporation First Quarter 2023

Marketing & New Ventures
Financial Overview for the Three Months Ended March 31
Results of Operations

($ millions, except where noted)	2023	2022	Change
Marketing revenue(1)	1,558	2,271	(713)
Cost of goods sold(1)	1,409	1,967	(558)
Net revenue(1)(2)	149	304	(155)
Depreciation and amortization included in operations	12	11	1
Realized (gain) loss on commodity-related derivative financial instruments	(24)	54	(78)
Unrealized loss on commodity-related derivative financial instruments	34	35	(1)
Share of (loss) profit from equity accounted investees	(1)	21	(22)
Gross profit	126	225	(99)
Reportable segment earnings before tax	120	217	(97)
Adjusted EBITDA(2)	169	267	(98)
Volumes (mboe/d)(3)	194	206	(12)
Distributions from equity accounted investees	8	33	(25)

Change in Results
Net revenue(1)(2)	▼
Decrease largely due to lower NGL margins as a result of lower propane and butane prices and lower marketed NGL volumes, discussed below, coupled with lower margins on crude oil resulting from the lower prices across the crude oil complex.

Realized (gain) loss on commodity-related derivatives	▲	The realized gain is primarily due to a $21 million gain (2022: $25 million loss) on NGL-based derivative instruments due to the change in NGL market prices during the first quarter of 2023.
Unrealized loss on commodity-related derivatives	●	Consistent unrealized losses relating primarily to NGL-based derivative contracts maturing in the period.
Share of (loss) profit from equity accounted investees	▼	Decrease largely due to lower revenues at Aux Sable as a result of lower NGL prices and re-contracting in the fourth quarter of 2022.
Reportable segment earnings before tax	▼
Decrease largely due to lower margins on NGL and crude oil sales, coupled with lower marketed NGL volumes and lower contribution from Aux Sable, partially offset by realized gains on commodity-related derivatives for the quarter compared to losses recognized during the first quarter of 2022.

Adjusted EBITDA(2)	▼	Decrease largely due to the same items impacting reportable segment earnings before tax, discussed above. Included in adjusted EBITDA is $4 million (2022: $28 million) related to Aux Sable.
Volumes (mboe/d)(3)	▼
Marketed NGL volumes decreased largely due to reduced ethane and butane sales as a result of lower supply volumes from the Redwater Complex following the Northern Pipeline system outage. Revenue volumes include 34 mboe/d (2022: 34 mboe/d) related to Aux Sable.

Distributions from equity accounted investees	▼	$8 million (2022: $33 million) from Aux Sable. Decrease largely due to the same factors impacting share of profit from equity accounted investees discussed above.

Pembina Pipeline Corporation First Quarter 2023 13

Change in Adjusted EBITDA ($ millions)(2)

Change in Reportable Segment Earnings Before Tax ($ millions)(4)
(1)    Includes inter-segment transactions. See Note 9 to the Interim Financial Statements.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)    Marketed NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(4)    Other includes other expense, net finance costs, and depreciation & amortization.
14 Pembina Pipeline Corporation First Quarter 2023

Financial and Operational Overview

	3 Months Ended March 31
	2023			2022
($ millions, except where noted)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)	Volumes(1)	Reportable Segment Earnings Before Tax	Adjusted EBITDA(2)
Marketing & New Ventures(3)
Marketing	194	124	172	206	221	271
New Ventures(4)	—	(4)	(3)	—	(4)	(4)
Total	194	120	169	206	217	267
(1)    Marketed NGL volumes in mboe/d. See the "Abbreviations" section of this MD&A for definition.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
(3)     Includes values attributed to Pembina's marketing activities and new ventures projects within the Marketing & New Ventures operating segment. For further details on Pembina's marketing activities and projects, refer to Pembina's AIF for the year ended December 31, 2022.
(4)    All New Ventures projects have not yet commenced operations and therefore have no volumes.
Projects & New Developments(1)
The New Ventures group is responsible for the development of new large-scale, or value chain extending projects, including those that provide enhanced access to global markets and support a transition to a lower-carbon economy. Currently, Pembina is pursuing opportunities associated with LNG, low-carbon commodities, and large-scale GHG emissions reductions.
Pembina has formed a partnership with the Haisla Nation to develop the proposed Cedar LNG project, a three million tonne per annum floating LNG facility strategically positioned to leverage Canada's abundant natural gas supply and British Columbia's growing LNG infrastructure to produce industry-leading low-carbon, cost-competitive Canadian LNG for overseas markets. Cedar LNG will provide a valuable outlet for WCSB natural gas to access global markets, and it is expected to achieve higher prices for Canadian producers, contribute to lower overall emissions, and enhance global energy security. Given that Cedar LNG will be a floating facility, manufactured in the controlled conditions of a shipyard, it is expected that the project will have lower construction and execution risk. Further, powered by BC Hydro, Cedar LNG is expected to be one of the greenest LNG facilities in the world. Cedar LNG received its Environmental Assessment Certificate from the BCEAO and a positive Decision Statement from the federal Minister of Environment and Climate Change on March 14, 2023 and March 15, 2023, respectively. Collectively, the Environmental Assessment Certificate and Decision Statement represent a significant step forward for Cedar LNG. In addition, a Memorandum of Understanding was signed with ARC Resources Ltd. for a long-term liquefaction services agreement for half of the capacity of Cedar LNG. Work towards the signing of definitive commercial agreements is ongoing.
Cedar LNG is expected to be structured as a tolling business providing a low risk, long-term cash flow stream, and strengthening Pembina's financial resilience. Activities related to engineering, regulatory, commercial discussions, and financing are expected to converge for a final investment decision to be made by the end of the third quarter of 2023.
Pembina and TC Energy Corporation ("TC Energy") continue to develop the Alberta Carbon Grid, a carbon transportation and sequestration platform that will enable Alberta-based industries to effectively manage their GHG emissions, contribute positively to Alberta's lower-carbon economy, and create sustainable long-term value for Pembina and TC Energy stakeholders. Pembina and TC Energy continue to progress surface and sub-surface engineering and planning, while engaging with customers and other stakeholders. The first phase of the system is the Industrial Heartland project, which will have the potential of transporting and storing up to 10 million tonnes of carbon dioxide ("CO2") annually. Pembina and TC Energy are also exploring options to create several hubs throughout Alberta, with a long-term vision to annually transport and store up to 20 million tonnes of CO2. In the first quarter of 2023, ACG licensed and purchased existing seismic data and completed acquisition of new seismic data. This data will be integrated into subsurface geophysical models and help guide the location of an appraisal well to be drilled later in 2023.
(1)    For further details on Pembina's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's AIF for the year ended December 31, 2022 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.
Pembina Pipeline Corporation First Quarter 2023 15

Corporate
Financial Overview for the Three Months Ended March 31
Results of Operations(1)

($ millions, except where noted)	2023	2022	Change
Shared service revenue	11	—	11
General and administrative	68	76	(8)
Other (income) expense	(1)	17	(18)
Net finance costs	101	102	(1)
Reportable segment loss before tax	(156)	(195)	39
Adjusted EBITDA(2)	(45)	(64)	19

Change in Results
Shared service revenue	▲	Pertains to fixed fee income related to shared service agreements with joint ventures following the PGI Transaction. $5 million was netted against general and administrative in the first quarter of 2022.
General and administrative	▲
Decrease primarily due to lower long-term incentive costs driven by the change in Pembina's share price in the first quarter of 2023 compared to the first quarter of 2022, partially offset by higher information technology-related maintenance costs.

Other (income) expense	▲	Change from other expense to income is primarily due to lower acquisition and restructuring costs recognized during the period compared to the first quarter of 2022.
Net finance costs	●	Consistent with the prior period.
Reportable segment loss before tax	▲
Increase primarily due to lower acquisition costs, long-term incentive costs, and restructuring costs, coupled with shared service revenue, discussed above, partially offset by higher information technology-related maintenance costs.

Adjusted EBITDA(2)	▲	Increase largely due to the same items impacting reportable segment loss before tax, discussed above, excluding acquisition and restructuring costs.
(1)    Includes inter-segment eliminations.
(2)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
16 Pembina Pipeline Corporation First Quarter 2023

4. LIQUIDITY & CAPITAL RESOURCES
Available Sources of Liquidity

($ millions)	March 31, 2023	December 31, 2022
Working capital(1)	(1,214)	(696)
Variable rate debt(2)(3)
Senior unsecured credit facilities	872	771
Variable rate bank debt swapped to fixed	(338)	(338)
Total variable rate loans and borrowings outstanding (weighted average interest rate of 6.1% (2022: 5.9%))	534	433
Fixed rate debt(2)
Senior unsecured medium-term notes	9,200	9,200
Variable rate bank debt swapped to fixed	338	338
Total fixed rate loans and borrowings outstanding (weighted average interest rate of 3.9% (2022: 3.9%))	9,538	9,538
Total loans and borrowings outstanding	10,072	9,971
Cash and unutilized debt facilities	2,079	2,181
Subordinated hybrid notes (weighted average interest rate of 4.8% (2022: 4.8%))	600	600
(1)    As at March 31, 2023, working capital included $1.3 billion (December 31, 2022: $600 million) associated with the current portion of long-term debt.
(2)    Face value.
(3)    Includes U.S. $250 million variable rate debt outstanding at March 31, 2023 (December 31, 2022: U.S. $250 million) and fully hedged at 1.45 percent.
Pembina currently anticipates that its cash flow from operating activities, the majority of which is derived from fee-based contracts, will be more than sufficient to meet its operating obligations, to fund its dividend and to fund its capital expenditures in the short term and long term. Pembina expects to source funds required for debt maturities from cash, its credit facilities and by accessing the capital markets, as required. Based on its successful access to financing in the capital markets over the past several years, Pembina expects to continue to have access to additional funds as required. Refer to "Risk Factors – General Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2022 and Note 24 to the Consolidated Financial Statements for more information. Management continues to monitor Pembina's liquidity and remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.
Management may adjust Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate debt terms, repay existing debt, seek new borrowings, issue additional equity or hybrid securities and/or repurchase or redeem additional common or preferred shares.
As at March 31, 2023, Pembina's credit facilities consisted of: an unsecured $1.5 billion (December 31, 2022: $1.5 billion) revolving credit facility, which includes a $750 million (December 31, 2022: $750 million) accordion feature, which provides Pembina with the ability to increase the credit facility subject to lender approval, and matures in June 2027 (the "Revolving Facility"); an unsecured $1.0 billion (December 31, 2022: $1.0 billion) sustainability linked revolving credit facility, which matures in June 2026 (the "SLL Credit Facility"); an unsecured U.S. $250 million (December 31, 2022: U.S. $250 million) non-revolving term loan, which matures in May 2025; and an operating facility of $20 million (December 31, 2022: $20 million), which matures in May 2023 and is typically renewed on an annual basis (collectively, the "Credit Facilities"). There are no mandatory principal repayments due over the term of the Credit Facilities, with principal repayments not due until maturity. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including a requirement to maintain certain financial ratios. See "Liquidity & Capital Resources – Covenants" below for more information.
The SLL Credit Facility contains pricing adjustments that reduce or increase borrowing costs based on Pembina's performance relative to a GHG emissions intensity reduction performance target. Previously, Pembina announced its commitment to reduce its GHG emissions intensity by 30 percent by 2030, relative to baseline 2019 levels. The specific terms of the SLL Credit Facility include annual intermediate targets that align with Pembina's trajectory towards its 2030 target.
Pembina Pipeline Corporation First Quarter 2023 17

Pembina is also subject to customary restrictions on its operations and activities under the indenture governing its medium-term notes and the agreements governing its Credit Facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets.
With the exception of the sustainability-linked adjustments to borrowing costs, the terms and conditions of the SLL Credit Facility and the Revolving Facility, including financial covenants, are substantially similar to each other.
Covenants
Pembina's financial covenants under the indenture governing its medium-term notes and the agreements governing the Credit Facilities include the following:

Debt Instrument	Financial Covenant(1)	Ratio	Ratio as at March 31, 2023
Senior unsecured medium-term notes	Funded Debt to Capitalization	Maximum 0.70	0.38
Credit Facilities	Debt to Capital	Maximum 0.70	0.39
(1)    Terms as defined in relevant agreements.
Pembina was in compliance with all covenants under the note indenture governing its medium-term notes and the agreements governing its Credit Facilities as at March 31, 2023 (December 31, 2022: in compliance).
Credit Risk
Pembina continues to actively monitor and reassess the creditworthiness of its counterparties. The majority of Pembina's credit exposure is to investment grade counterparties. Pembina assesses all high exposure counterparties during the on-boarding process and actively monitors credit limits and exposure across the business. Pembina may reduce or mitigate its exposure to certain counterparties where it is deemed warranted and permitted under contractual terms. Where warranted, financial assurances may be sought from counterparties to mitigate and reduce risk, and such assurances may include guarantees, letters of credit and cash collateral. Letters of credit totaling $143 million (December 31, 2022: $168 million) were held as at March 31, 2023, primarily in respect of customer trade receivables.
Credit Ratings
The following information with respect to Pembina's credit ratings is provided as such information relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings of Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings and the associated costs may affect Pembina's ability to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of the credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, nor do the credit rating agencies comment on the market price or suitability for a particular investor. Any credit rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
DBRS Limited ("DBRS") rates Pembina's senior unsecured medium-term notes 'BBB (high)'. DBRS has also assigned a debt rating of 'BBB (low)' to Pembina's Fixed-To-Fixed Rate Subordinated Notes, Series 1 (the "Series 1 Subordinated Notes") and a rating of 'Pfd-3 (high)' for each issued series of Pembina's Class A Preferred Shares, other than the Class A Preferred Shares, Series 2021-A (the "Series 2021-A Class A Preferred Shares"), which are deliverable to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina.
The long-term corporate credit rating assigned by S&P Global Ratings ("S&P") on Pembina is 'BBB'. S&P has also assigned a debt rating of 'BBB' to Pembina's senior unsecured medium-term notes, a debt rating of 'BB+' to the Series 1 Subordinated Notes, and a rating of 'P-3 (High)' to each issued series of Pembina's Class A Preferred Shares, other than the Series 2021-A Class A Preferred Shares.
18 Pembina Pipeline Corporation First Quarter 2023

Refer to "Description of the Capital Structure of Pembina – Credit Ratings" in the AIF for the year ended December 31, 2022 for further information.
Contractual Obligations and Off-Balance Sheet Arrangements
Contractual Obligations
Pembina had the following contractual obligations outstanding as at March 31, 2023:

Contractual Obligations(1)	Payments Due By Period
($ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Leases(2)	890	101	173	144	472
Long-term debt(3)	16,343	1,721	1,494	2,924	10,204
Construction commitments(4)	810	354	305	151	—
Other	721	190	142	93	296
Total contractual obligations	18,764	2,366	2,114	3,312	10,972
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to nine years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 11 and 182 mbpd of NGL each year up to and including 2031. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. Pembina has secured up to 75 megawatts per day each year up to and including 2047.
(2)Includes terminals, rail, office space, land and vehicle leases.
(3)Includes loans and borrowings, subordinated hybrid notes and interest payments on Pembina's senior unsecured medium-term notes. Excludes deferred financing costs.
(4)Excludes significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
Off-Balance Sheet Arrangements
As at March 31, 2023, Pembina does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on Pembina's financial condition, results of operations, liquidity or capital expenditures.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at March 31, 2023, Pembina had $157 million (December 31, 2022: $198 million) in letters of credit issued.
Pembina Pipeline Corporation First Quarter 2023 19

5. SHARE CAPITAL
Common Shares
On March 7, 2023, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 27.5 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company under the NCIB are cancelled. The NCIB commenced on March 10, 2023 and will terminate on March 9, 2024 or on such earlier date as the Company has purchased the maximum number of common shares permitted pursuant to the NCIB or at such time Pembina determines to no longer make purchases thereunder. No common shares were purchased by Pembina during the three months ended March 31, 2023.
Common Share Dividends
Common share dividends are payable if, as and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of Pembina's Board of Directors, which considers earnings, cash flow, capital requirements, the financial condition of Pembina and other relevant factors when making its dividend determination.
On February 23, 2023, Pembina announced that its Board of Directors had declared a common share cash dividend for the first quarter of 2023 of $0.6525 per share to be paid on March 31, 2023, to shareholders of record on March 15, 2023.
On May 4, 2023, Pembina announced that its Board of Directors had declared a common share cash dividend for the second quarter of 2023 of $0.6675 per share to be paid on June 30, 2023, to shareholders of record on June 15, 2023.
Preferred Shares
On January 16, 2023, Pembina announced that it did not intend to exercise its right to redeem the ten million Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 25 (the "Series 25 Class A Preferred Shares") outstanding on February 15, 2023. The annual dividend rate for the Series 25 Class A Preferred Shares for the five-year period from and including February 15, 2023 to, but excluding, February 15, 2028 is 6.481 percent.
On January 30, 2023, Pembina announced that it did not intend to exercise its right to redeem the 16 million Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 21 (the "Series 21 Class A Preferred Shares") outstanding on March 1, 2023. The annual dividend rate for the Series 21 Class A Preferred Shares for the five-year period from and including March 1, 2023 to, but excluding March 1, 2028 is 6.302 percent.
On February 14, 2023, holders of an aggregate of 1,028,130 of the 16 million Series 21 Class A Preferred Shares elected to convert, on a one-for-one basis, their Series 21 Class A Preferred Shares into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 22 ("Series 22 Class A Preferred Shares"). As a result of the exercise of such conversion rights, on March 1, 2023, Pembina has 14,971,870 Series 21 Class A Preferred Shares and 1,028,130 Series 22 Class A Preferred Shares issued and outstanding. The annual dividend rate applicable to the Series 22 Class A Preferred Shares for the three-month floating rate period from and including March 1, 2023, to, but excluding, June 1, 2023, is 7.706 percent.
20 Pembina Pipeline Corporation First Quarter 2023

Preferred Share Dividends
Other than in respect of the Series 2021-A Class A Preferred Shares, the holders of Pembina's Class A Preferred Shares are entitled to receive fixed cumulative dividends. Dividends on the Series 1, 3, 5, 7, 9, 21 and 22 Class A Preferred Shares are payable quarterly on the first day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 15, 17 and 19 Class A Preferred Shares are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors of Pembina. Dividends on the Series 25 Class A Preferred Shares are payable on the 15th day of February, May, August and November in each year, if, as and when declared by the Board of Directors of Pembina.
Dividends are not payable on the Series 2021-A Class A Preferred Shares, nor shall any dividends accumulate or accrue, prior to delivery of Series 2021-A Class A Preferred Shares to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina. Thereafter, dividends on the Series 2021-A Class A Preferred Shares are payable on the 25th day of January and July in each year, if, as and when declared by the Board of Directors.
The annual dividend rate applicable to the Series 22 Class A Preferred Shares for the three-month floating rate period from and including June 1, 2023, to, but excluding, September 1, 2023, will be 7.710 percent, being equal to the annual rate of interest for the most recent auction of 90-day Government of Canada treasury bills of 4.450 percent plus 3.260 percent, in accordance with the terms of the Series 22 Class A Preferred Shares (the "Floating Quarterly Dividend Rate"). The Floating Quarterly Dividend Rate will be reset on the first day of March, June, September and December in each year.
Outstanding Share Data

Issued and outstanding (thousands)(1)	April 28, 2023
Common shares	550,384
Stock options	12,126
Stock options exercisable	8,706
Series 1 Class A Preferred Shares	10,000
Series 3 Class A Preferred Shares	6,000
Series 5 Class A Preferred Shares	10,000
Series 7 Class A Preferred Shares	10,000
Series 9 Class A Preferred Shares	9,000
Series 15 Class A Preferred Shares	8,000
Series 17 Class A Preferred Shares	6,000
Series 19 Class A Preferred Shares	8,000
Series 21 Class A Preferred Shares	14,972
Series 22 Class A Preferred Shares	1,028
Series 25 Class A Preferred Shares	10,000
(1)    Pembina issued 600,000 Series 2021-A Class A Preferred Shares to the Computershare Trust Company of Canada, to be held in trust to satisfy its obligations under the indenture governing the Series 1 Subordinated Notes, in connection with the issuance of the Series 1 Subordinated Notes.
Pembina Pipeline Corporation First Quarter 2023 21

6. CAPITAL EXPENDITURES

	3 Months Ended March 31
($ millions)	2023	2022
Pipelines	106	114
Facilities	20	30
Marketing & New Ventures	3	29
Corporate and other projects	8	6
Total capital expenditures(1)	137	179
(1)    Includes $17 million for the three months ended March 31, 2023 (2022: $28 million) related to non-recoverable sustainment activities.
In both 2023 and 2022, Pipeline capital expenditures continued to be largely related to Pembina's Peace Pipeline system expansion projects. Pipeline capital expenditures in 2023 also included slope mitigation on the Syncrude Pipeline and reactivation of the Nipisi Pipeline system. Facilities capital expenditures in 2023 primarily related to RFS IV. In 2022, Facilities capital expenditures were primarily related to continued expansion at the Empress Co-generation Facility. In 2022, Marketing & New Ventures capital expenditures were primarily related to the purchase of linefill for the Phase VII Peace Pipeline expansion. Corporate capital expenditures in 2023 and 2022 relate mainly to information technology infrastructure and systems development.
Future capital expenditures for the remaining months of 2023 are estimated to be between $570 million and $620 million and are primarily related to the construction of the Phase VIII Peace Pipeline Expansion, reactivation of the Nipisi Pipeline, investments in smaller growth projects, including various laterals and terminals, and spending on projects previously placed into service. Of the total future capital expenditure, between $125 million to $135 million is designated for non-recoverable sustaining capital to ensure safe and reliable operations.
Contributions to Equity Accounted Investees

	3 Months Ended March 31
($ millions)	2023	2022
Aux Sable	1	1
Veresen Midstream	—	13
PGI	32	—
Cedar LNG	5	5
Total	38	19
Contributions to PGI in 2023 and 2022 (and Veresen Midstream in 2022) were to fund general capital expenditures. Contributions made to Cedar LNG in 2023 and 2022 were to fund front-end engineering and design capital expenditures.

22 Pembina Pipeline Corporation First Quarter 2023

7. SELECTED QUARTERLY INFORMATION
Selected Quarterly Operating Information

(mboe/d)	2023	2022				2021
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Volumes(1)(2)
Pipelines
Conventional Pipelines	900	1,024	977	937	897	959	918	892
Transmission Pipelines	594	593	577	564	621	616	595	685
Oil Sands Pipelines	973	976	977	975	975	996	1,050	1,050
Facilities
Gas Services	563	588	686	664	675	677	660	662
NGL Services	158	211	207	204	201	189	188	211
Total	3,188	3,392	3,424	3,344	3,369	3,437	3,411	3,500
Marketing & New Ventures
Marketed NGL	194	193	184	176	206	193	177	173
(1)    Revenue volumes. See the "Abbreviations" section of this MD&A for definition.
(2)    Includes Pembina's proportionate share of volumes from equity accounted investees.
Take-or-pay Contract Liabilities

($ millions)	2023	2022				2021
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Opening balance	3	15	27	25	3	21	35	23
Revenue deferred	49	48	55	51	48	43	48	47
Revenue recognized	(26)	(60)	(68)	(46)	(26)	(61)	(62)	(35)
Transfers to liabilities related to assets held for sale	—	—	3	(3)	—	—	—	—
Disposition	—	—	(2)	—	—	—	—	—
Ending take-or-pay contract liability balance	26	3	15	27	25	3	21	35
Pembina Pipeline Corporation First Quarter 2023 23

Quarterly Financial Information

($ millions, except where noted)	2023	2022				2021
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	2,297	2,699	2,779	3,095	3,038	2,560	2,149	1,902
Net revenue(1)	946	1,043	1,030	1,020	1,154	1,084	961	894
Operating expenses	200	240	225	211	193	206	187	186
Realized (gain) loss on commodity-related derivative financial instruments	(24)	(10)	19	49	47	36	43	33
Share of profit from equity accounted investees	82	79	123	74	85	83	75	52
Gross profit	672	681	874	711	857	785	682	550
Earnings	369	243	1,829	418	481	80	588	254
Earnings per common share – basic (dollars)	0.61	0.39	3.24	0.70	0.81	0.08	1.01	0.39
Earnings per common share – diluted (dollars)	0.61	0.39	3.23	0.69	0.81	0.08	1.01	0.39
Cash flow from operating activities	458	947	723	604	655	697	913	584
Cash flow from operating activities per common share – basic (dollars)	0.83	1.72	1.30	1.09	1.19	1.27	1.66	1.06
Adjusted cash flow from operating activities(1)	634	690	588	683	700	734	786	538
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.15	1.25	1.07	1.23	1.27	1.33	1.43	0.98
Common shares outstanding (millions):
Weighted average – basic	550	551	554	554	551	550	550	550
Weighted average – diluted	551	553	556	557	552	551	551	551
End of period	550	550	552	555	552	550	550	550
Common share dividends declared	359	359	354	349	347	346	347	347
Dividends per common share	0.65	0.65	0.64	0.63	0.63	0.63	0.63	0.63
Preferred share dividends declared	28	32	31	32	31	33	31	35
Capital expenditures	137	143	131	152	179	176	209	146
Contributions to equity accounted investees	38	46	24	6	19	305	18	—
Distributions from equity accounted investees	199	235	138	145	155	128	106	112
Adjusted EBITDA(1)	947	925	967	849	1,005	970	850	778
(1)    Refer to the "Non-GAAP & Other Financial Measures" section of this MD&A.
During the periods in the table above, Pembina's financial and operating results were impacted by the following factors and trends:
•New large-scale growth projects across Pembina's business being placed into service;
•Volatility in commodity market prices impacting margins within the marketing business, partially offset by Pembina's risk management program;
•Volatility in the AECO-Chicago natural gas price differential, power pool prices, foreign exchange rates, and inflation impacting operating results;
•The recovery in demand for commodities and global energy prices in 2021 following the start of the COVID-19 pandemic, which continued through 2022 due to supply concerns associated with the current conflict between Ukraine and Russia;
•Higher net finance costs impacting earnings associated with debt related to financing growth projects, volatility in foreign exchange rates and volatility in Pembina's share price impacting incentive costs;
•Impairments recognized on certain assets in Pipelines as a result of contract expirations in the fourth quarter of 2021;
•The receipt and associated tax of the $350 million arrangement termination payment in the third quarter of 2021;
•Higher contributions made to Alliance to redeem all of its issued and outstanding senior notes in 2021;
•The completion of the PGI Transaction, which resulted in a gain recognized by Pembina of $1.1 billion in the third quarter of 2022 and other impacts to Pembina's earnings;
•The Ruby Settlement Agreement in the fourth quarter of 2022 with Ruby Pipeline, L.L.C. (the "Ruby Subsidiary") which provided for the payment in January 2023 from Pembina to the Ruby Subsidiary of U.S. $102 million in exchange for the release of Pembina from any causes of action arising in connection with, among other things, the prepetition distributions and the Ruby Subsidiary Bankruptcy (as defined below); and
•The Northern Pipeline system outage in the first quarter of 2023.
24 Pembina Pipeline Corporation First Quarter 2023

Selected Quarterly Market Pricing

	2023	2022				2021
($ average)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
WTI (USD/bbl)	76.13	82.64	91.56	108.41	94.29	77.19	70.50	66.07
FX (USD/CAD)	1.35	1.36	1.31	1.28	1.27	1.26	1.25	1.23
AECO Natural Gas (CAD/GJ)	4.12	5.29	5.50	5.95	4.35	4.68	3.15	2.70
Station 2 Natural Gas (CAD/GJ)	2.74	3.06	2.94	6.45	4.46	3.51	3.22	2.84
Chicago Citygate Natural Gas (USD/mmbtu)	4.32	5.86	7.86	6.97	5.74	5.87	3.40	2.74
Mt Belvieu Propane (USD/gal)	0.82	0.80	1.08	1.25	1.31	1.25	1.06	0.87
Alberta Power Pool (CAD/MWh)	141.42	213.64	221.90	122.49	90.47	107.23	100.27	104.73
Pembina 20-day volume-weighted average share price	43.63	46.26	44.99	47.97	46.57	37.99	39.77	39.81

Pembina Pipeline Corporation First Quarter 2023 25

8. SELECTED EQUITY ACCOUNTED INVESTEE INFORMATION
Loans and Borrowings of Equity Accounted Investees
Under equity accounting, the assets and liabilities of an investment are reported as a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". To assist readers' understanding and to evaluate the capitalization of Pembina's investments, loans and borrowings associated with investments in equity accounted investees are presented below based on Pembina's proportionate ownership in such investments, as at March 31, 2023. The loans and borrowings are presented and classified by the division in which the results for the investment are reported. Please refer to the "Abbreviations" section for a summary of Pembina's investments in equity accounted investees and the division in which their results are reported.

($ millions)(1)	March 31, 2023	December 31, 2022
Pipelines(2)	350	672
Facilities(3)	2,747	2,694
Marketing & New Ventures	—	—
Total	3,097	3,366
(1)    Balances reflect Pembina's ownership percentage of the outstanding balance face value.
(2)    Balance at December 31, 2022 includes $322 million of loans and borrowings associated with Ruby, which were extinguished upon the completion of the sale of Ruby on January 13, 2023. Refer to "Financing Activities for Equity Accounted Investees" section below for further details.
(3)    Balance includes $330 million (December 31, 2022: $330 million), Pembina's ownership share of $550 million (December 31, 2022: $550 million) of loans and borrowings on a PGI credit facility funding the construction of the Key Access Pipeline System ("KAPS") project, which was fully repaid upon the closing of the sale of KAPS on April 26, 2023.
Financing Activities for Equity Accounted Investees
The Ruby Subsidiary had U.S. $475 million principal amount (100 percent gross) of unsecured notes that matured on April 1, 2022 (the "2022 Notes"). On March 31, 2022, the Ruby Subsidiary filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the "Ruby Subsidiary Bankruptcy") as it lacked sufficient liquidity to satisfy its obligations under the 2022 Notes on the maturity date. On November 18, 2022, Pembina and certain of its subsidiaries entered into the Ruby Settlement Agreement with the Ruby Subsidiary which provides for the release of Pembina from any causes of action arising in connection with, among other things, the prepetition distributions and the Ruby Subsidiary Bankruptcy in exchange for a U.S. $102 million payment by Pembina to the Ruby Subsidiary. In January 2023, the United States Bankruptcy Court for the District of Delaware approved the Ruby Subsidiary's Chapter 11 plan of reorganization (the "Ruby Subsidiary Plan") and the Ruby Settlement Agreement. The Ruby Subsidiary Plan provides for the sale of the Ruby Subsidiary's reorganized equity to a third-party, which sale was completed on January 13, 2023, and the distribution of the sales proceeds and cash on hand of the Ruby Subsidiary to the creditors of the Ruby Subsidiary, including approximately U.S. $14 million to an affiliate of Pembina in respect of the subordinated notes issued by the Ruby Subsidiary to that Pembina affiliate. Following the completion of the sale of the Ruby Subsidiary's reorganized equity, Pembina ceased to have any ownership interest in the Ruby Pipeline.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners and contractual agreements.
Credit Risk for Equity Accounted Investees
At March 31, 2023, Pembina's various equity accounted investees held letters of credit totaling $60 million (December 31, 2022: $75 million) primarily in respect of customer trade receivables.
26 Pembina Pipeline Corporation First Quarter 2023

9. OTHER
Related Party Transactions
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina contracts capacity from certain of its equity accounted investees, advances funds to support operations, provides letters of credit, including financial guarantees, and provides services, on a fixed fee and cost recovery basis, to certain equity accounted investees. These services are provided under separate service agreements.
PGI
Pembina provides management services to PGI for a fixed fee of $52 million per year, which is included in shared service revenue. Pembina also bills PGI for services provided on a cost recovery basis and for payments made by Pembina, on behalf of PGI, to third parties. Services provided to PGI for the three months ended March 31, 2023 totaled $63 million (2022: nil). PGI provides Pembina with extraction services under long-term fee-for-service arrangements, with total services received by Pembina from PGI for the three months ended March 31, 2023 of $7 million (2022: nil). As at March 31, 2023, trade receivables and other includes $32 million due from PGI (December 31, 2022: $41 million).
Ruby
During the first quarter of 2023, Pembina settled an advance due from Ruby for U.S. $14 million as well as a provision payable to Ruby for U.S. $102 million, both of which are related to the Ruby Subsidiary Bankruptcy. See "Selected Equity Accounted Investee Information – Financing Activities for Equity Accounted Investees" for further information.
Aux Sable
Pembina operates and provides oversight for the facilities owned by Aux Sable. As the operating partner, Pembina recovers operating costs, and other costs on a cost recovery basis. Total services provided by Pembina to Aux Sable for the three months ended March 31, 2023 totaled $30 million (2022: $23 million).
Alliance
Pembina provides management services to Alliance for a fixed fee of $11 million per year (2022: $11 million), which is included in shared service revenue, and also provides services to Alliance on a cost recovery basis.
Risk Management
Pembina's risk management strategies, policies and limits, ensure risks and exposures are aligned to its business strategy and risk tolerance. Pembina's Board of Directors is responsible for providing risk management oversight at Pembina and oversees how management monitors compliance with Pembina's risk management policies and procedures and reviews the adequacy of this risk framework in relation to the risks faced by Pembina.
Pembina has exposure to counterparty credit risk, liquidity risk and market risk. Pembina utilizes derivative instruments to stabilize the results of its marketing business and, as at March 31, 2023, the Company has entered into certain financial derivative contracts in order to manage commodity price, interest rate, cost of power and foreign exchange risk. These instruments are not used for trading or speculative purposes. Pembina has also entered into power purchase agreements to secure cost-competitive renewable energy, fix the price for a portion of the power Pembina consumes, and reduce its emissions. For more information on Pembina's derivative instruments, refer to Note 12 to the Interim Financial Statements.

Pembina Pipeline Corporation First Quarter 2023 27

Disclosure Controls and Procedures ("DC&P") and Internal Control over Financial Reporting ("ICFR")
Management's Report on Internal Control over Financial Reporting
Pembina's management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings. The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under Canadian securities legislation.
The President and Chief Executive Officer and Senior Vice President and Chief Financial Officer have designed, with the assistance of management, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, that financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.
Changes in Internal Control Over Financial Reporting
There were no changes in the first quarter of 2023 that had or are likely to have a material impact on Pembina's ICFR.
28 Pembina Pipeline Corporation First Quarter 2023

10. ACCOUNTING POLICIES & ESTIMATES
Changes in Accounting Policies
The accounting policies used in preparing the Interim Financial Statements are described in Note 3 of Pembina's Consolidated Financial Statements. Except as noted below, there were no other new accounting standards or amendments to existing standards adopted in the three months ended March 31, 2023 that have a material impact on Pembina's financial statements.
IFRS 17 Insurance Contracts
The Company adopted IFRS 17 Insurance Contracts effective January 1, 2023. IFRS 17 establishes principles for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 has been applied using a full retrospective approach and as a result, the Company has restated certain comparative amounts. Refer to Note 2 of the Interim Financial Statements for further information.
Pembina's insurance contracts are comprised of a parental guarantee and letters of credit that it provides to the Company's joint venture, Cedar LNG. Under the contracts, Pembina will reimburse Cedar LNG's counterparties in the event that Cedar LNG is unable to pay its obligations when due. Pembina does not receive premiums from the joint venture or the counterparty for providing the insurance contract, and as a result the contracts are considered onerous. On initial recognition or when the contract is modified, Pembina recognizes the cost of providing the contract on behalf of the joint venture as an in-substance contribution to the joint venture. All other changes to the insurance liability are recognized in earnings.
Pembina applies judgments to determine the future probability and expected cashflows related to its insurance contracts. These judgments include assessing different scenarios for the likelihood that the Cedar LNG project will reach a positive final investment decision ("FID") and assessing the potential cash outflows that Pembina would be required to make under the different scenarios. A risk adjustment is then applied to the probability weighted cash outflows for the non-financial risks inherent in the scenarios, and the credit-adjusted discount rate is used to incorporate the financial risks of non-performance.
Amendments to IAS 1 – Disclosure of Accounting Policies
The Company adopted Amendments to IAS 1 Disclosure of Accounting Policies effective January 1, 2023. The amendments replace the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies and establish guidance on how to apply the concept of materiality in determining material accounting policy disclosures.
The amendments had no impact on the policies disclosed in the Interim Financial Statements; rather, they will increase the emphasis on the material policies in the annual consolidated financial statements.
Critical Accounting Judgments & Estimates
Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Note 2 of the Consolidated Financial Statements. The preparation of consolidated financial statements in conformity with IFRS requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three months ended March 31, 2023.
Pembina Pipeline Corporation First Quarter 2023 29

11. NON-GAAP & OTHER FINANCIAL MEASURES
Throughout this MD&A, Pembina has disclosed certain financial measures that are not specified, defined or determined in accordance with GAAP and which are not disclosed in Pembina's financial statements. Non-GAAP financial measures either exclude an amount that is included in, or include an amount that is excluded from, the composition of the most directly comparable financial measure specified, defined and determined in accordance with GAAP. These non-GAAP financial measures and ratios, together with financial measures and ratios specified, defined and determined in accordance with GAAP, are used by management to evaluate the performance and cash flows of Pembina and its businesses and to provide additional useful information respecting Pembina's financial performance and cash flows to investors and analysts.
In this MD&A, Pembina has disclosed the following non-GAAP financial measures and non-GAAP ratios: net revenue, earnings before interest, taxes, depreciation, and amortization ("adjusted EBITDA"), adjusted EBITDA per common share, adjusted EBITDA from equity accounted investees, adjusted cash flow from operating activities and adjusted cash flow from operating activities per common share.
Non-GAAP financial measures and ratios disclosed in this MD&A do not have any standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other issuers. The financial measures and ratios should not, therefore, be considered in isolation or as a substitute for, or superior to, measures and ratios of Pembina's financial performance, or cash flows specified, defined or determined in accordance with IFRS, including revenue, earnings before income tax, share of profit from equity accounted investees and cash flow from operating activities.
Except as otherwise described herein, these non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period. Specific reconciling items may only be relevant in certain periods.
Below is a description of each non-GAAP financial measure and non-GAAP ratio disclosed in this MD&A, together with, as applicable, disclosure of: the most directly comparable financial measure that is specified, defined and determined in accordance with GAAP to which each non-GAAP financial measure relates; a quantitative reconciliation of each non-GAAP financial measure to such directly comparable GAAP financial measure; the composition of each non-GAAP financial measure and non-GAAP ratio; an explanation of how each non-GAAP financial measure and non-GAAP ratio provides useful information to investors and the additional purposes, if any, for which management uses each non-GAAP financial measure and non-GAAP ratio; and an explanation of the reason for any change in the label or composition of each non-GAAP financial measure and non-GAAP ratio from what was previously disclosed.
Net Revenue
Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results in Marketing & New Ventures and Facilities, to aggregate revenue generated by each of the Company's divisions and to set comparable objectives. The most directly comparable financial measure to net revenue that is specified, defined and determined in accordance with GAAP and disclosed in Pembina's financial statements is revenue.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	628	573	208	357	1,558	2,271	(97)	(163)	2,297	3,038
Cost of goods sold, including product purchases	—	—	—	—	1,409	1,967	(58)	(83)	1,351	1,884
Net revenue	628	573	208	357	149	304	(39)	(80)	946	1,154

30 Pembina Pipeline Corporation First Quarter 2023

Adjusted EBITDA and adjusted EBITDA per Common Share
Adjusted EBITDA is a non-GAAP financial measure and is calculated as earnings before net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses.
Adjusted EBITDA also includes adjustments to earnings for losses (gains) on disposal of assets, transaction costs incurred in respect of acquisitions, dispositions and restructuring, impairment charges or reversals in respect of goodwill, intangible assets, investments in equity accounted investees and property, plant and equipment, certain non-cash provisions and other amounts not reflective of ongoing operations. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations.
Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities and equity accounted investees. Management also believes that adjusted EBITDA provides an indicator of operating income generated from capital expenditures, which includes operational finance income and gains from lessor lease arrangements. Adjusted EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing Pembina, including calculating financial and leverage ratios. Management utilizes adjusted EBITDA to set objectives and as a key performance indicator of the Company's success. Pembina presents adjusted EBITDA as management believes it is a measure frequently used by analysts, investors and other stakeholders in evaluating the Company's financial performance.
Adjusted EBITDA per common share is a non-GAAP ratio which is calculated by dividing adjusted EBITDA by the weighted average number of common shares outstanding.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Corporate & Inter-segment Eliminations		Total
($ millions, except per share amounts)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Earnings before income tax	376	361	135	250	120	217	(156)	(195)	475	633
Adjustments to share of profit from equity accounted investees and other	44	53	127	34	5	6	—	—	176	93
Net finance costs (income)	7	7	2	2	1	(2)	101	102	111	109
Depreciation and amortization	99	99	34	55	12	11	10	12	155	177
Unrealized (gain) loss on commodity-related derivative financial instruments	—	—	—	(60)	34	35	—	—	34	(25)
Transaction costs incurred in respect of acquisitions	—	—	—	—	—	—	—	12	—	12
Impairment charges, transformation and restructuring costs, (gain) loss on disposal of assets and non-cash provisions	(1)	1	—	—	(3)	—	—	5	(4)	6
Adjusted EBITDA	525	521	298	281	169	267	(45)	(64)	947	1,005
Adjusted EBITDA per common share – basic (dollars)									1.72	1.83
Adjusted EBITDA from Equity Accounted Investees
In accordance with IFRS, Pembina's joint ventures are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are presented net in a single line item in the Consolidated Statement of Financial Position, "Investments in Equity Accounted Investees". Net earnings from investments in equity accounted investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Income "Share of Profit from Equity Accounted Investees". The adjustments made to earnings, in adjusted EBITDA above, are also made to share of profit from investments in equity accounted investees. Cash contributions and distributions from investments in equity accounted investees represent Pembina's share paid and received in the period to and from the investments in equity accounted investees.
Pembina Pipeline Corporation First Quarter 2023 31

To assist in understanding and evaluating the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP proportionate consolidation of Pembina's interest in the investments in equity accounted investees. Pembina's proportionate interest in equity accounted investees has been included in adjusted EBITDA.

3 Months Ended March 31	Pipelines		Facilities		Marketing & New Ventures		Total
($ millions)
	2023	2022	2023	2022	2023	2022	2023	2022
Share of profit from equity accounted investees	35	40	48	24	(1)	21	82	85
Adjustments to share of profit from equity accounted investees:
Net finance costs	5	13	53	8	—	—	58	21
Income tax expense	1	—	13	—	—	—	14	—
Depreciation and amortization	38	40	55	26	5	6	98	72
Transaction costs incurred in respect of acquisitions and non-cash provisions	—	—	6	—	—	—	6	—
Total adjustments to share of profit from equity accounted investees	44	53	127	34	5	6	176	93
Adjusted EBITDA from equity accounted investees	79	93	175	58	4	27	258	178
Adjusted Cash Flow from Operating Activities and Adjusted Cash Flow from Operating Activities per Common Share
Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities adjusting for the change in non-cash operating working capital, adjusting for current tax and share-based compensation payments, and deducting preferred share dividends paid. Adjusted cash flow from operating activities deducts preferred share dividends paid because they are not attributable to common shareholders. The calculation has been modified to include current tax expense and accrued share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Adjusted cash flow from operating activities per common share is a non-GAAP financial ratio which is calculated by dividing adjusted cash flow from operating activities by the weighted average number of common shares outstanding.

	3 Months Ended March 31
($ millions, except per share amounts)	2023	2022
Cash flow from operating activities	458	655
Cash flow from operating activities per common share – basic (dollars)	0.83	1.19
Add (deduct):
Change in non-cash operating working capital	199	39
Current tax expense	(99)	(121)
Taxes paid, net of foreign exchange	47	152
Accrued share-based payment expense	(20)	(39)
Share-based compensation payment	77	45
Preferred share dividends paid	(28)	(31)
Adjusted cash flow from operating activities	634	700
Adjusted cash flow from operating activities per common share – basic (dollars)	1.15	1.27

32 Pembina Pipeline Corporation First Quarter 2023

12. ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:

Other
AECO	Alberta Energy Company benchmark price for natural gas
B.C.	British Columbia
GAAP	Canadian generally accepted accounting principles
IFRS	International Financial Reporting Standards
NGL	Natural gas liquids
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
Deep cut	Ethane-plus capacity extraction gas processing capabilities
Shallow cut	Sweet gas processing with propane and/or condensate-plus extraction capabilities
Volumes
Volumes for Pipelines and Facilities are revenue volumes, defined as physical volumes plus volumes from take-or-pay commitments. Volumes for Marketing & New Ventures are marketed NGL volumes. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio, and also include revenue volumes from Pembina's equity accounted investees.

Measurement		Regulators & Acts
bpd	barrels per day	ABCA	Business Corporations Act (Alberta)
mbbls	thousands of barrels	AER	Alberta Energy Regulator
mbpd	thousands of barrels per day	BCEAO	British Columbia Environmental Assessment Office
mmbpd	millions of barrels per day	BCER	British Columbia Energy Regulator
mmbbls	millions of barrels	BCUC	British Columbia Utilities Commission
mboe/d	thousands of barrels of oil equivalent per day	CER	Canadian Energy Regulator
mmboe/d	millions of barrels of oil equivalent per day	FERC	United States Federal Energy Regulatory Commission
MMcf/d	millions of cubic feet per day	ICA	Interstate Commerce Act of 1887 (United States)
bcf/d	billions of cubic feet per day	NEB	National Energy Board
km	kilometer	NGA	Natural Gas Act of 1938 (United States)
		PHMSA	Pipeline and Hazardous Material Safety Administration
		IAAC	Impact Assessment Agency of Canada

Pembina Pipeline Corporation First Quarter 2023 33

Investments in Equity Accounted Investees
Pipelines:
Alliance	50 percent interest in both Alliance Pipeline Limited Partnership and Alliance Pipeline L.P.
Ruby	50 percent convertible, cumulative preferred interest in Ruby Pipeline Holding Company L.L.C.
Grand Valley	75 percent interest in Grand Valley 1 Limited Partnership wind farm
Facilities:
PGI	60 percent interest in Pembina Gas Infrastructure Inc., a premier gas processing entity in Western Canada serving customers throughout the Montney and Duvernay trends from central Alberta to northeast British Columbia
Veresen Midstream
Prior to August 15, 2022, Pembina owned a 45 percent interest in Veresen Midstream Limited Partnership, which owns assets in western Canada serving the Montney geological play in northwestern Alberta and northeastern B.C. including gas processing plants and gas gathering pipelines and compression. On August 15, 2022, Pembina contributed its equity interest in Veresen Midstream to PGI, resulting in Pembina holding a 60 percent interest indirectly through its investment in PGI.

Fort Corp	50 percent interest in Fort Saskatchewan Ethylene Storage Limited Partnership and Fort Saskatchewan Ethylene Corporation
Marketing & New Ventures:
Aux Sable
An ownership interest in Aux Sable (approximately 42.7 percent in Aux Sable U.S. and 50 percent in Aux Sable Canada), which includes an NGL fractionation facility and gas processing capacity near Chicago, Illinois and other natural gas and NGL processing facilities, logistics and distribution assets in the U.S. and Canada, and transportation contracts on Alliance

CKPC	50 percent interest in the PDH/PP Facility which was cancelled in the third quarter of 2022
Cedar LNG	49.9 percent interest in the proposed floating LNG facility in Kitimat, British Columbia, Canada
Readers are referred to the AIF for the year ended December 31, 2022 for additional descriptions, which is available at www.sedar.com, www.sec.gov and through Pembina’s website at www.pembina.com.
34 Pembina Pipeline Corporation First Quarter 2023

13. FORWARD-LOOKING STATEMENTS & INFORMATION
In the interest of providing Pembina's security holders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or forward-looking information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "would", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "outlook", "aim", "purpose", "goal" and similar expressions suggesting future events or future performance.
By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These forward-looking statements speak only as of the date of the MD&A.
In particular, this MD&A contains forward-looking statements pertaining to the following:
•future levels and sustainability of cash dividends that Pembina intends to pay to its shareholders and the dividend payment dates;
•planning, construction, locations, capital expenditure estimates, schedules, regulatory and environmental applications and anticipated approvals, expected capacity, incremental volumes, contractual arrangements, completion and in-service dates, rights, sources of product, activities, benefits and operations with respect to new construction of, repairs to or expansions on existing, pipelines, systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's new projects on its future financial performance;
•future pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•Pembina's commitment to, and the effectiveness and impact of, its risk management policies;
•treatment under existing and proposed governmental regulatory regimes, including taxes, competition, environmental, project assessment and GHG laws and regulations
•Pembina's strategy and the development and expected timing of new business; initiatives and growth opportunities and the impact thereof;
•increased throughput potential, processing capacity and fractionation capacity due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at acceptable rates, future contractual obligations, future financing options, availability of capital for capital expenditures, operating obligations, dividends, debt maturities and the use of proceeds from financings;
•Pembina's capital structure, including the sufficiency of the amount of leverage employed therein and future actions that may be taken with respect thereto, including expectations regarding the repurchase or redemption of common shares, repayments of existing debt, new borrowings, equity or hybrid securities issuances and the timing thereof;
•Pembina's expectations regarding the creditworthiness of its counterparties;
•tolls and tariffs and processing, transportation, fractionation, storage and services commitments and contracts;
•the outcomes and effectiveness of Pembina's DC&P and ICFR;
•operating risks, including the amount of future liabilities related to pipelines spills and other environmental incidents;
•management's belief regarding certain claims against Pembina;
•the expected demand for, and prices and inventory levels of, crude oil and other petroleum products, including NGL;
•the development and anticipated benefits of Pembina's new projects and developments, including the Phase VIII Peace Pipeline Expansion, RFS IV, the Cedar LNG project and the ACG, including the timing thereof; and
•the impact of current market conditions on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:
•oil and gas industry exploration and development activity levels and the geographic region of such activity;
•the success of Pembina's operations;
•prevailing commodity prices, interest rates, carbon prices, tax rates, exchange rates and inflation rates;
•the ability of Pembina to maintain current credit ratings;
•the availability and cost of capital to fund future capital requirements relating to existing assets, projects and the repayment of refinancing existing debt as it becomes due;
•expectations regarding Pembina's pension plan;
•future operating costs including geotechnical and integrity costs being consistent with historical costs;
•oil and gas industry compensation levels remaining consistent;
•in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that there are no supply chain disruptions impacting Pembina's ability to obtain required equipment, materials or labour; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities, and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to agreements will continue to perform their obligations in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects; current operations or the repayment or refinancing of existing debt as it becomes due;
•prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•the amount of future liabilities relating to lawsuits and environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).
The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:
•the regulatory environment and decisions and Indigenous and landowner consultation requirements;
•the impact of competitive entities and pricing;
•reliance on third parties to successfully operate and maintain certain assets;
•labour and material shortages;
•reliance on key relationships, joint venture partners, and agreements and the outcome of stakeholder engagement;
•the strength and operations of the oil and natural gas production industry and related commodity prices;
•non-performance or default by counterparties to agreements which Pembina or one or more of its subsidiaries has entered into in respect of its business;
•actions by joint venture partners or other partners which hold interests in certain of Pembina's assets;
•actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation;
•fluctuations in operating results;
•adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide, resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels;
•risks related to the potential impacts of the COVID-19 pandemic;
•constraints on, or the unavailability of adequate infrastructure;
•the political environment in North America and elsewhere, and public opinion;
•ability to access various sources of debt and equity capital on acceptable terms;
•adverse changes in credit ratings;
•counterparty credit risk;
•technology and security risks, including cyber-security risks;
•natural catastrophes; and
•the other factors discussed under "Risk Factors" in Pembina's MD&A and AIF for the year ended December 31, 2022, which are available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.
These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Management approved the 2023 capital expenditure guidance contained herein as of the date of MD&A. The purpose of the 2023 capital expenditure guidance is to assist readers in understanding Pembina's expected future capital expenditures, and this information may not be appropriate for other purposes. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.
Pembina Pipeline Corporation First Quarter 2023 35

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(unaudited)

($ millions)	March 31, 2023	December 31, 2022
Assets Current assets
Cash and cash equivalents	93	94
Trade receivables and other	724	912
Inventory	160	269
Derivative financial instruments (Note 12)	56	87
	1,033	1,362
Non-current assets
Property, plant and equipment (Note 4)	15,520	15,518
Intangible assets and goodwill	6,115	6,131
Investments in equity accounted investees (Note 5)	7,301	7,382
Right-of-use assets	528	518
Finance lease receivables	201	219
Deferred tax assets	248	261
Derivative financial instruments (Note 12)	38	42
Other assets	54	54
	30,005	30,125
Total assets	31,038	31,487
Liabilities and equity Current liabilities
Trade payables and other	811	1,266
Loans and borrowings (Note 6)	1,250	600
Lease liabilities	77	79
Contract liabilities (Note 8)	57	56
Derivative financial instruments (Note 12)	52	57
	2,247	2,058
Non-current liabilities
Loans and borrowings (Note 6)	8,856	9,405
Subordinated hybrid notes (Note 6)	595	595
Lease liabilities	588	596
Decommissioning provision	261	259
Contract liabilities (Note 8)	134	138
Deferred tax liabilities	2,500	2,507
Other liabilities	101	140
	13,035	13,640
Total liabilities	15,282	15,698
Equity
Attributable to shareholders	15,696	15,729
Attributable to non-controlling interest	60	60
Total equity	15,756	15,789
Total liabilities and equity	31,038	31,487
See accompanying notes to the condensed consolidated interim financial statements

36 Pembina Pipeline Corporation First Quarter 2023

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(unaudited)

	3 Months Ended March 31
($ millions, except per share amounts)	2023	2022
Revenue (Note 8)	2,297	3,038
Cost of sales (Note 9)	1,697	2,244
Loss on commodity-related derivative financial instruments (Note 12)	10	22
Share of profit from equity accounted investees (Note 5)	82	85
Gross profit	672	857
General and administrative	92	107
Other expense	(6)	8
Results from operating activities	586	742
Net finance costs (Note 10)	111	109
Earnings before income tax	475	633
Current tax expense	99	121
Deferred tax expense	7	31
Income tax expense	106	152
Earnings	369	481
Other comprehensive income (loss), net of tax (Note 11 & 12)
Exchange loss on translation of foreign operations	(11)	(46)
Impact of hedging activities	(4)	16
Other comprehensive loss, net of tax	(15)	(30)
Total comprehensive income attributable to shareholders	354	451
Earnings attributable to common shareholders, net of preferred share dividends	338	448
Earnings per common share – basic and diluted (dollars)	0.61	0.81
Weighted average number of common shares (millions)
Basic	550	551
Diluted	551	552
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation First Quarter 2023 37

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(unaudited)

	Attributable to Shareholders of the Company						Total Equity
($ millions)	Common Share Capital	Preferred Share Capital	Deficit	AOCI(1)	Total	Non-Controlling Interest
December 31, 2022	15,793	2,208	(2,613)	341	15,729	60	15,789
Total comprehensive income (loss)
Earnings	—	—	369	—	369	—	369
Other comprehensive loss (Note 11)	—	—	—	(15)	(15)	—	(15)
Total comprehensive income (loss)	—	—	369	(15)	354	—	354
Transactions with shareholders of the Company (Note 7)
Part VI.1 tax on preferred shares	—	(2)	—	—	(2)	—	(2)
Share-based payment transactions	2	—	—	—	2	—	2
Dividends declared – common	—	—	(359)	—	(359)	—	(359)
Dividends declared – preferred	—	—	(28)	—	(28)	—	(28)
Total transactions with shareholders of the Company	2	(2)	(387)	—	(387)	—	(387)
March 31, 2023	15,795	2,206	(2,631)	326	15,696	60	15,756

December 31, 2021	15,678	2,517	(3,920)	28	14,303	60	14,363
Total comprehensive income (loss)
Earnings	—	—	481	—	481	—	481
Other comprehensive loss (Note 11)	—	—	—	(30)	(30)	—	(30)
Total comprehensive income (loss)	—	—	481	(30)	451	—	451
Transactions with shareholders of the Company (Note 7)
Part VI.1 tax on preferred shares	—	(3)	—	—	(3)	—	(3)
Repurchase of common shares	(17)	—	(11)	—	(28)	—	(28)
Share-based payment transactions	101	—	—	—	101	—	101
Dividends declared – common	—	—	(347)	—	(347)	—	(347)
Dividends declared – preferred	—	—	(31)	—	(31)	—	(31)
Total transactions with shareholders of the Company	84	(3)	(389)	—	(308)	—	(308)
March 31, 2022	15,762	2,514	(3,828)	(2)	14,446	60	14,506
(1)    Accumulated Other Comprehensive Income (loss) ("AOCI").
See accompanying notes to the condensed consolidated interim financial statements
38 Pembina Pipeline Corporation First Quarter 2023

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(unaudited)

	3 Months Ended March 31
($ millions)	2023	2022
Cash provided by (used in)
Operating activities
Earnings	369	481
Adjustments for items not involving cash:
Share of profit from equity accounted investees	(82)	(85)
Depreciation and amortization	155	177
Unrealized gain on commodity-related derivative financial instruments	34	(25)
Net finance costs	111	109
Share-based compensation expense	21	47
Income tax expense	106	152
Other	6	(7)
Change in non-cash operating working capital	(199)	(39)
Cash items paid or received:
Distributions from equity accounted investees	199	155
Net interest paid	(126)	(119)
Share-based compensation payment	(77)	(45)
Net change in contract liabilities	—	6
Taxes paid	(47)	(152)
Other	(12)	—
Cash flow from operating activities	458	655
Financing activities
Net increase (decrease) in bank borrowings	101	(84)
Repayment of long-term debt	—	(50)
Repayment of lease liability	(20)	(23)
Exercise of stock options	—	97
Repurchase of common shares	—	(28)
Common share dividends paid	(359)	(347)
Preferred share dividends paid	(28)	(31)
Cash flow used in financing activities	(306)	(466)
Investing activities
Capital expenditures	(137)	(179)
Contributions to equity accounted investees	(38)	(19)
Proceeds from sale of assets	15	—
Receipt of finance lease payments	4	3
Interest paid during construction	(3)	(8)
Changes in non-cash investing working capital and other	7	(1)
Cash flow used in investing activities	(152)	(204)
Change in cash and cash equivalents	—	(15)
Effect of movement in exchange rates on cash held	(1)	—
Cash and cash equivalents, beginning of period	107	43
Cash and cash equivalents, end of period	106	28
Long-term restricted cash included in other assets	13	—
Short-term cash and cash equivalents, end of period	93	28
See accompanying notes to the condensed consolidated interim financial statements
Pembina Pipeline Corporation First Quarter 2023 39

NOTES TO THE CONDENSED CONSOLIDATED UNAUDITED INTERIM FINANCIAL STATEMENTS
1. REPORTING ENTITY
Pembina Pipeline Corporation ("Pembina" or the "Company") is a Calgary-based, leading transportation and midstream service provider serving North America's energy industry. These condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any investments in associates and joint arrangements as at and for the three months ended March 31, 2023.
Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector.
These Interim Financial Statements and the notes hereto have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. The accounting policies applied are in accordance with International Financial Reporting Standards ("IFRS"), other than as described in Note 2, are consistent with the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2022 ("Consolidated Financial Statements"), and should be read in conjunction with those Consolidated Financial Statements. The Interim Financial Statements were authorized for issue by Pembina's Board of Directors on May 4, 2023.
Use of Estimates and Judgments
Management is required to make estimates and assumptions and use judgment in the application of accounting policies that could have a significant impact on the amounts recognized in the Interim Financial Statements. Actual results may differ from estimates and those differences may be material. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the three months ended March 31, 2023.
40 Pembina Pipeline Corporation First Quarter 2023

2. CHANGES IN ACCOUNTING POLICIES
IFRS 17 Insurance Contracts
The Company adopted IFRS 17 Insurance Contracts effective January 1, 2023. IFRS 17 establishes principles for the recognition, measurement, presentation, and disclosure of insurance contracts. IFRS 17 has been applied using a full retrospective approach and as a result, the Company has restated certain comparative amounts.
Pembina's insurance contracts are comprised of a parental guarantee and letters of credit that it provides to the Company's joint venture, Cedar LNG. Under the contracts, Pembina will reimburse Cedar LNG's counterparties in the event that Cedar LNG is unable to pay its obligations when due. Pembina does not receive premiums from the joint venture or the counterparty for providing the insurance contract, and as a result the contracts are considered onerous. On initial recognition or when the contract is modified, Pembina recognizes the cost of providing the contract on behalf of the joint venture as an in-substance contribution to the joint venture. All other changes to the insurance liability are recognized in earnings.
Pembina applies judgments to determine the future probability and expected cashflows related to its insurance contracts. These judgments include assessing different scenarios for the likelihood that the Cedar LNG project will reach a positive final investment decision ("FID") and assessing the potential cash outflows that Pembina would be required to make under the different scenarios. A risk adjustment is then applied to the probability weighted cash outflows for the non-financial risks inherent in the scenarios, and the credit-adjusted discount rate is used to incorporate the financial risks of non-performance.
As a result of the initial adoption, Pembina's consolidated statement of financial position as at December 31, 2022, was restated to include an additional $12 million in Investments in equity accounted investees and Trade Payables and other. There has been no change to the March 31, 2023 insurance contract related balances.
Amendments to IAS 1 – Disclosure of Accounting Policies
The Company adopted Amendments to IAS 1 Disclosure of Accounting Policies effective January 1, 2023. The amendments replace the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies and establish guidance on how to apply the concept of materiality in determining material accounting policy disclosures.
The amendments had no impact on the policies disclosed in the Interim Financial Statements; rather, they will increase the emphasis on the material policies in the annual consolidated financial statements.
3. DETERMINATION OF FAIR VALUES
Several of Pembina's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the methods set out in the Consolidated Financial Statements. These methods have been applied consistently to all periods presented in these Interim Financial Statements.

Pembina Pipeline Corporation First Quarter 2023 41

4. PROPERTY, PLANT AND EQUIPMENT

($ millions)	Land and Land Rights	Pipelines	Facilities and Equipment	Cavern Storage and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2022	481	9,495	6,949	2,014	367	19,306
Additions and transfers	—	80	8	12	31	131
Change in decommissioning provision	—	(1)	1	—	—	—
Foreign exchange and other	—	(8)	(2)	(12)	—	(22)
Balance at March 31, 2023	481	9,566	6,956	2,014	398	19,415

Depreciation
Balance at December 31, 2022	32	2,087	1,185	484	—	3,788
Depreciation	2	48	44	18	—	112
Other	—	(4)	(1)	—	—	(5)
Balance at March 31, 2023	34	2,131	1,228	502	—	3,895

Carrying amounts
Balance at December 31, 2022	449	7,408	5,764	1,530	367	15,518
Balance at March 31, 2023	447	7,435	5,728	1,512	398	15,520

42 Pembina Pipeline Corporation First Quarter 2023

5. INVESTMENTS IN EQUITY ACCOUNTED INVESTEES

	Ownership Interest (percent)		Share of Profit from Equity Accounted Investees		Investments in Equity Accounted Investees
			3 Months Ended March 31
($ millions)	March 31, 2023	December 31, 2022	2023	2022	March 31, 2023	December 31, 2022
Alliance	50	50	35	38	2,572	2,609
Aux Sable	42.7 - 50	42.7 - 50	(1)	22	351	360
Veresen Midstream(1)	—	—	—	22	—	—
PGI	60	60	47	—	4,117	4,158
Cedar LNG(3)	49.9	49.9	—	—	172	167
Other(2)	50 - 75	50 - 75	1	3	89	88
			82	85	7,301	7,382
(1)    Pembina owned a 45 percent interest in Veresen Midstream up to the closing of the PGI Transaction (as defined below) on August 15, 2022. As part of the transaction, Pembina contributed its 45 percent interest in Veresen Midstream to PGI.
(2)    Other includes Pembina's interest in Ruby, CKPC, Grand Valley and Fort Corp. Pembina owned a 50 percent convertible, cumulative preferred interest in Ruby which it sold on January 13, 2023. Refer to "Financing Activities for Equity Accounted Investees" section below for further details on Ruby.
(3)    The Investment in equity accounted investees balance as at December 31, 2022 has been restated to include an additional $12 million related to the initial adoption of IFRS 17 Insurance Contracts. Refer to Note 2 for further information.
At March 31, 2023, Pembina had U.S. $1.3 billion in investments in equity accounted investees held by entities whose functional currency is the U.S. dollar. The resulting foreign exchange gains and losses are included in other comprehensive income. For the three months ended March 31, 2023, Pembina recognized a loss of $3 million (2022: $19 million loss).
PGI Acquisition
On August 15, 2022, Pembina acquired a 60 percent equity interest in PGI, a newly formed joint venture that is jointly controlled by Pembina and KKR (the "PGI Transaction"). Pembina serves as PGI's operator and manager.
The cost of Pembina's 60 percent interest in PGI was allocated to PGI's identifiable net assets based on preliminary fair values on the acquisition date as follows:

As at August 15, 2022	Previously reported	Adjustments	Updated
($ millions)	in Q4 2022
Current assets	641	(6)	635
Non-current assets	6,641	19	6,660
Current liabilities	1,164	—	1,164
Non-current liabilities	2,834	13	2,847
Allocated to PGI assets and liabilities	3,284	—	3,284
Goodwill	899	—	899
Pembina's cost of investment in PGI	4,183	—	4,183
Pursuant to an agreement with the Competition Bureau, and consistent with Pembina's and KKR's intention to divest upon announcing their joint venture, on December 11, 2022 a subsidiary of PGI has entered into an agreement to sell its 50 percent non-operated interest in the Key Access Pipeline System ("KAPS") which was contributed to PGI as part of the transaction.
Subsequent to the first quarter, the KAPS divestiture was completed on April 26, 2023 and majority of the proceeds from the sale were used to reduce debt at PGI.
During the three months ended March 31, 2023, PGI continued to obtain and verify information required to determine the fair value of certain assets and liabilities. Pembina adjusted the preliminary fair value of PGI's identifiable net assets to reflect updated information, primarily including changes in the value of contract assets, contract liabilities and deferred tax liabilities, with a corresponding increase in property, plant and equipment. The valuation of the Gas Processing Business and associated PGI purchase price allocation is not final as Pembina and PGI continue to review and assess acquired contracts and obtain and verify information required to determine the amount of deferred taxes at the transaction date.
Pembina Pipeline Corporation First Quarter 2023 43

Financing Activities for Equity Accounted Investees
Ruby
In January 2023, the United States Bankruptcy Court for the District of Delaware approved the Ruby Subsidiary's Chapter 11 plan of reorganization (the "Ruby Subsidiary Plan") and the Ruby Settlement Agreement. The Ruby Subsidiary Plan provides for the sale of the Ruby Subsidiary's reorganized equity to a third-party, which sale was completed on January 13, 2023, and the distribution of the sales proceeds and cash on hand of the Ruby Subsidiary to the creditors of the Ruby Subsidiary, including approximately U.S. $14 million to an affiliate of Pembina in respect of the subordinated notes issued by the Ruby Subsidiary to that Pembina affiliate. Following the completion of the sale of the Ruby Subsidiary's reorganized equity, Pembina ceased to have any ownership interest in the Ruby Pipeline.
Cedar LNG
Under Pembina's insurance contracts issued in support of the Cedar LNG project, Pembina is obligated to reimburse the costs incurred by certain of Cedar LNG's counterparties if, and only if, Cedar LNG fails to satisfy its obligations under its contracts with those counterparties. Pembina has an aggregate maximum exposure under these issued insurance contracts of $90 million, although any payment, if required, would be capped at the amount of costs actually incurred by the counterparty. Refer to Note 2 for further information on Pembina's insurance contracts provided to Cedar LNG.
44 Pembina Pipeline Corporation First Quarter 2023

6. LONG-TERM DEBT
This note provides information about the contractual terms of Pembina's interest-bearing long-term debt, which is measured at amortized cost.
Carrying Value, Terms and Conditions, and Debt Maturity Schedule

($ millions)	Authorized at March 31, 2023	Nominal Interest Rate	Year of Maturity	March 31, 2023	December 31, 2022
Variable rate debt(1)
Senior unsecured credit facilities(2)(3)(4)	2,858	6.10(5)	Various(2)	872	771
Fixed rate debt(1)
Senior unsecured medium-term notes series 3	450	4.75	2043	450	450
Senior unsecured medium-term notes series 4	600	4.81	2044	600	600
Senior unsecured medium-term notes series 5	450	3.54	2025	450	450
Senior unsecured medium-term notes series 6	500	4.24	2027	500	500
Senior unsecured medium-term notes series 7	600	3.71	2026	600	600
Senior unsecured medium-term notes series 8	650	2.99	2024	650	650
Senior unsecured medium-term notes series 9	550	4.74	2047	550	550
Senior unsecured medium-term notes series 10	650	4.02	2028	650	650
Senior unsecured medium-term notes series 11	800	4.75	2048	800	800
Senior unsecured medium-term notes series 12	650	3.62	2029	650	650
Senior unsecured medium-term notes series 13	700	4.54	2049	700	700
Senior unsecured medium-term notes series 14	600	2.56	2023	600	600
Senior unsecured medium-term notes series 15	600	3.31	2030	600	600
Senior unsecured medium-term notes series 16	400	4.67	2050	400	400
Senior unsecured medium-term notes series 17	500	3.53	2031	500	500
Senior unsecured medium-term notes series 18	500	4.49	2051	500	500
Total fixed rate loans and borrowings outstanding				9,200	9,200
Deferred financing costs				34	34
Total loans and borrowings				10,106	10,005
Less current portion loans and borrowings				(1,250)	(600)
Total non-current loans and borrowings				8,856	9,405
Subordinated hybrid notes
Subordinated notes, series 1	600	4.80	2081	595	595
(1)    Face value.
(2)    Pembina's unsecured credit facilities include a $1.5 billion revolving facility that matures in June 2027, a $1.0 billion sustainability linked revolving facility that matures in June 2026, a U.S. $250 million non-revolving term loan that matures in May 2025 and a $20 million operating facility that matures in May 2023, which is typically renewed on an annual basis.
(3)    Includes U.S. $250 million variable rate debt outstanding at March 31, 2023 (2022: U.S. $250 million) and fully hedged at 1.45 percent.
(4)    The U.S. dollar denominated non-revolving term loan is designated as a hedge of the Company’s net investment in selected foreign operations with a U.S. dollar functional currency. Refer to Note 12 for foreign exchange risk management.
(5)    The nominal interest rate is the weighted average of all drawn credit facilities based on Pembina's credit rating at March 31, 2023. Borrowings under the credit facilities bear interest at prime, Bankers' Acceptance, SOFR or LIBOR rates, plus applicable margins. The impact of interest rate hedges described in the footnote above are not reflected in this figure.
Pembina Pipeline Corporation First Quarter 2023 45

7. SHARE CAPITAL
Common Share Capital

($ millions, except as noted)	Number of Common Shares (millions)	Common Share Capital
Balance at December 31, 2022	550	15,793
Share-based payment transactions(1)	—	2
Balance at March 31, 2023	550	15,795
(1)    Exercised options are settled by issuing the net number of common shares equivalent to the gain upon exercise.
Share Repurchase Program
On March 7, 2023, the Toronto Stock Exchange ("TSX") accepted the renewal of Pembina's normal course issuer bid (the "NCIB") that allows the Company to repurchase, at its discretion, up to five percent of the Company's outstanding common shares (representing approximately 27.5 million common shares) through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems or as otherwise permitted by applicable securities law, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company under the NCIB are cancelled. The NCIB commenced on March 10, 2023 and will terminate on March 9, 2024 or on such earlier date as the Company has purchased the maximum number of common shares permitted pursuant to the NCIB or at such time Pembina determines to no longer make purchases thereunder. No common shares were purchased by Pembina during the three months ended March 31, 2023.
Preferred Share Capital

($ millions, except as noted)	Number of Preferred Shares (millions)	Preferred Share Capital
Balance at December 31, 2022	93	2,208
Part VI.1 tax	—	(2)
Balance at March 31, 2023	93	2,206
On February 14, 2023, holders of an aggregate of 1,028,130 of the 16 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 21 (the "Series 21 Class A Preferred Shares") elected to convert, on a one-for-one basis, their Series 21 Class A Preferred Shares into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 22 ("Series 22 Class A Preferred Shares"). As a result of the exercise of such conversion rights, on March 1, 2023, Pembina has 14,971,870 Series 21 Class A Preferred Shares and 1,028,130 Series 22 Class A Preferred Shares issued and outstanding. The annual dividend rate applicable to the Series 22 Class A Preferred Shares for the three-month floating rate period from and including March 1, 2023, to, but excluding, June 1, 2023, is 7.706 percent.
On February 15, 2023, none of the Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 25 outstanding were converted into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 26. The annual dividend rate for the Series 25 Class A Preferred Shares for the five-year period from and including February 15, 2023 to, but excluding, February 15, 2028 is 6.481 percent.
46 Pembina Pipeline Corporation First Quarter 2023

Dividends
The following dividends were declared by Pembina:

3 Months Ended March 31
($ millions)	2023	2022
Common shares
$0.65 per common share (2022: $0.63)	359	347
Class A preferred shares
$0.31 per Series 1 Class A Preferred Share (2022: $0.31)	3	3
$0.28 per Series 3 Class A Preferred Share (2022: $0.28)	2	2
$0.29 per Series 5 Class A Preferred Share (2022: $0.28)	3	3
$0.27 per Series 7 Class A Preferred Share (2022: $0.27)	3	3
$0.27 per Series 9 Class A Preferred Share (2022: $0.27)	2	2
$0.39 per Series 15 Class A Preferred Share (2022: $0.28)	3	2
$0.30 per Series 17 Class A Preferred Share (2022: $0.30)	2	2
$0.29 per Series 19 Class A Preferred Share (2022: $0.29)	2	2
$0.31 per Series 21 Class A Preferred Share (2022: $0.31)	5	5
nil per Series 23 Class A Preferred Share (2022: $0.33)	—	4
$0.33 per Series 25 Class A Preferred Share (2022: $0.33)	3	3
	28	31
On February 23, 2023, Pembina announced that its Board of Directors had declared a common share cash dividend for the first quarter of 2023 of $0.6525 per share to be paid on March 31, 2023, to shareholders of record on March 15, 2023.
On May 4, 2023, Pembina announced that its Board of Directors had declared a common share cash dividend for the second quarter of 2023 of $0.6675 per share to be paid on June 30, 2023, to shareholders of record on June 15, 2023.
Pembina's Board of Directors also declared quarterly dividends for Pembina's Class A preferred shares on April 5, 2023 as outlined in the following table:

Series	Record Date	Payable Date	Per Share Amount	Dividend Amount ($ millions)
Series 1	May 1, 2023	June 1, 2023	$0.306625	3
Series 3	May 1, 2023	June 1, 2023	$0.279875	2
Series 5	May 1, 2023	June 1, 2023	$0.285813	3
Series 7	May 1, 2023	June 1, 2023	$0.273750	3
Series 9	May 1, 2023	June 1, 2023	$0.268875	2
Series 15	June 15, 2023	June 30, 2023	$0.385250	3
Series 17	June 15, 2023	June 30, 2023	$0.301313	2
Series 19	June 15, 2023	June 30, 2023	$0.292750	2
Series 21	May 1, 2023	June 1, 2023	$0.393875	6
Series 22	May 1, 2023	June 1, 2023	$0.485584	1
Series 25	May 1, 2023	May 15, 2023	$0.405063	4
The annual dividend rate applicable to the Series 22 Class A Preferred Shares for the three-month floating rate period from and including June 1, 2023, to, but excluding, September 1, 2023, will be 7.710 percent, being equal to the annual rate of interest for the most recent auction of 90-day Government of Canada treasury bills of 4.450 percent plus 3.260 percent, in accordance with the terms of the Series 22 Class A Preferred Shares (the "Floating Quarterly Dividend Rate"). The Floating Quarterly Dividend Rate will be reset on the first day of March, June, September and December in each year.
Pembina Pipeline Corporation First Quarter 2023 47

8. REVENUE
Revenue has been disaggregated into categories to reflect how the nature, timing and uncertainty of revenue and cash flows are affected by economic factors.
a.Revenue Disaggregation

	2023					2022
3 Months Ended March 31	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total	Pipelines	Facilities	Marketing & New Ventures	Corporate	Total
($ millions)
Take-or-pay(1)	413	81	—	—	494	388	195	—	—	583
Fee-for-service(1)	129	35	—	—	164	105	33	—	—	138
Product sales(2)	—	—	1,558	—	1,558	—	—	2,271	—	2,271
Revenue from contracts with customers	542	116	1,558	—	2,216	493	228	2,271	—	2,992
Operational finance lease income	6	1	—	—	7	7	1	—	—	8
Fixed operating lease income	46	8	—	—	54	29	9	—	—	38
Variable operating lease income	4	—	—	—	4	—	—	—	—	—
Shared service revenue(3)	2	3	—	11	16	—	—	—	—	—
Total external revenue	600	128	1,558	11	2,297	529	238	2,271	—	3,038
(1)    Revenue recognized over time.
(2)    Revenue recognized at a point in time.
(3)    Fixed fee income related to shared service agreements with joint ventures.
b.Contract Liabilities
Significant changes in the contract liabilities balances during the period are as follows:

	3 Months Ended March 31, 2023			12 Months Ended December 31, 2022
($ millions)	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities	Take-or-Pay	Other Contract Liabilities	Total Contract Liabilities
Opening balance	3	191	194	3	288	291
Additions (net in the period)	23	9	32	2	57	59
Disposition	—	—	—	(2)	(90)	(92)
Revenue recognized from contract liabilities(1)	—	(35)	(35)	—	(64)	(64)
Closing balance	26	165	191	3	191	194
Less current portion(2)	(26)	(31)	(57)	(3)	(53)	(56)
Ending balance	—	134	134	—	138	138
(1)    Recognition of revenue related to performance obligations satisfied in the current period that were included in the opening balance of contract liabilities.
(2)    As at March 31, 2023, the balance includes $26 million of cash collected under take-or-pay contracts which will be recognized within one year as the customer chooses to ship, process, or otherwise forego the associated service.
Contract liabilities depict Pembina's obligation to perform services in the future for cash and non-cash consideration which have been received from customers. Contract liabilities include up-front payments or non-cash consideration received from customers for future transportation, processing, terminalling and storage services. Contract liabilities also include consideration received from customers for take-or-pay commitments where the customer has a make-up right to ship or process future volumes under a firm contract. These amounts are non-refundable should the customer not use its make-up rights.
In all instances where goods or services have been transferred to a customer in advance of the receipt of customer consideration, Pembina's right to consideration is unconditional and has therefore been presented as a receivable.
48 Pembina Pipeline Corporation First Quarter 2023

9. OPERATING SEGMENTS
Pembina's operating segments are organized by three divisions: Pipelines, Facilities and Marketing & New Ventures.

3 Months Ended March 31, 2023	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers(3)	600	128	1,558	11	2,297
Inter-segment revenue	28	80	—	(108)	—
Total revenue(4)	628	208	1,558	(97)	2,297
Operating expenses	172	80	—	(52)	200
Cost of goods sold, including product purchases	—	—	1,409	(58)	1,351
Depreciation and amortization included in operations	99	34	12	1	146
Cost of sales	271	114	1,421	(109)	1,697
Realized gain on commodity-related derivative financial instruments	—	—	(24)	—	(24)
Share of profit (loss) from equity accounted investees	35	48	(1)	—	82
Unrealized loss on commodity-related derivative financial instruments	—	—	34	—	34
Gross profit	392	142	126	12	672
Depreciation included in general and administrative	—	—	—	9	9
Other general and administrative	10	5	9	59	83
Other income	(1)	—	(4)	(1)	(6)
Reportable segment results from operating activities	383	137	121	(55)	586
Net finance costs	7	2	1	101	111
Reportable segment earnings (loss) before tax	376	135	120	(156)	475
Capital expenditures	106	20	3	8	137
Contributions to equity accounted investees	—	32	6	—	38

3 Months Ended March 31, 2022	Pipelines(1)	Facilities	Marketing & New Ventures(2)	Corporate & Inter-segment Eliminations	Total
($ millions)
Revenue from external customers(3)	529	238	2,271	—	3,038
Inter-segment revenue	44	119	—	(163)	—
Total revenue(4)	573	357	2,271	(163)	3,038
Operating expenses	141	134	—	(82)	193
Cost of goods sold, including product purchases	—	—	1,967	(83)	1,884
Depreciation and amortization included in operations	99	55	11	2	167
Cost of sales	240	189	1,978	(163)	2,244
Realized (gain) loss on commodity-related derivative financial instruments	—	(7)	54	—	47
Share of profit from equity accounted investees	40	24	21	—	85
Unrealized (gain) loss on commodity-related derivative financial instruments	—	(60)	35	—	(25)
Gross profit	373	259	225	—	857
Depreciation included in general and administrative	—	—	—	10	10
Other general and administrative	14	7	10	66	97
Other (income) expense	(9)	—	—	17	8
Reportable segment results from operating activities	368	252	215	(93)	742
Net finance costs (income)	7	2	(2)	102	109
Reportable segment earnings before tax	361	250	217	(195)	633
Capital expenditures	114	30	29	6	179
Contributions to equity accounted investees	—	13	6	—	19
(1)    Pipelines transportation revenue includes $72 million (2022: $52 million) associated with U.S. pipeline revenue.
(2)    Marketing & New Ventures includes revenue of $103 million (2022: $88 million) associated with U.S. midstream sales.
(3)    Includes $16 million of fixed fee income (2022: nil) related to shared service agreements with joint ventures.
(4)    During the three months ended March 31, 2023 and 2022, no one customer accounted for 10 percent or more of total revenues reported throughout all segments.

Pembina Pipeline Corporation First Quarter 2023 49

10. NET FINANCE COSTS

	3 Months Ended March 31
($ millions)	2023	2022
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	97	94
Subordinated hybrid notes	7	7
Leases	8	8
Unwinding of discount rate	4	4
Gain in fair value of non-commodity-related derivative financial instruments	(11)	(5)
Foreign exchange losses and other	6	1
Net finance costs	111	109
11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

($ millions)	Currency Translation Reserve	Cash Flow Hedge Reserve	Pension and other Post-Retirement Benefit Plan Adjustments(2)	Total
Balance at December 31, 2022	307	31	3	341
Other comprehensive loss before hedging activities	(11)	—	—	(11)
Other comprehensive gain (loss) resulting from hedging activities(1)	1	(5)	—	(4)
Balance at March 31, 2023	297	26	3	326
(1)     Amounts relate to hedges of the Company's net investment in foreign operations (reported in Currency Translation Reserve) and interest rate derivatives designated as cash flow hedges (reported in Cash Flow Hedge Reserve) (Note 12).
(2)     Pension and other Post-Retirement Benefit Plan Adjustments will not be reclassified into earnings.
50 Pembina Pipeline Corporation First Quarter 2023

12. FINANCIAL INSTRUMENTS & RISK MANAGEMENT
Fair Values
The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are shown in the table below. Certain non-derivative financial instruments measured at amortized cost including cash and cash equivalents, trade receivables and other, finance lease receivables, trade payables and other, and other liabilities have been excluded because they have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity. These instruments would be classified in Level 2 of the fair value hierarchy.

	March 31, 2023				December 31, 2022
	Carrying Value	Fair Value(1)			Carrying Value	Fair Value(1)
($ millions)		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Financial assets carried at fair value
Derivative financial instruments(2)	94	—	54	40	129	—	92	37
Financial liabilities carried at fair value
Derivative financial instruments(2)	59	—	52	7	64	—	57	7
Contingent consideration(3)	43	—	6	37	49	—	12	37
Financial liabilities carried at amortized cost
Long-term debt(4)	10,701	—	9,836	—	10,600	—	9,590	—
(1)    The basis for determining fair value is disclosed in Note 3.
(2)    At March 31, 2023 all derivative financial instruments are carried at fair value through earnings, except for $26 million in interest rate derivative financial assets that have been designated as cash flow hedges.
(3)    Included in trade payables and other. Under the terms of the agreements on Pembina's investment in the Cedar LNG Project, Pembina has commitments to make additional payments on a positive final investment decision as well as contributions to fund development costs and annual operating budgets.
(4)    Carrying value of current and non-current balances. Includes loans and borrowings and subordinated hybrid notes.
Level 2
Pembina's Level 2 financial instruments carried at fair value are valued using inputs that include quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices. Pembina obtains quoted market prices for its inputs from information sources including banks, Bloomberg Terminals and Natural Gas Exchange.
Level 3
Pembina has entered into long-term power purchase agreements that resulted in the recognition of embedded derivatives which Pembina has classified in Level 3 of the fair value hierarchy. The embedded derivatives are accounted for at fair value with realized and unrealized gains and losses recognized in earnings. The fair value is measured using a forward pricing model based on the fixed off take price and forward power price differentials at each reporting date. The fair value is determined using the contracted wind price at the reporting date compared to the quoted forward Alberta Electric System Operator ("AESO") wind power prices at the reporting date from a third-party information source, adjusted for various factors including inflation and credit spread. The significant unobservable inputs that impact the fair value of the Level 3 derivative instruments are wind discounts and forward power prices. Wind discounts are calculated as the decrease in realized power price for wind generators relative to average power pool prices as a result of wind generation, and are adjusted by management's projections of the wind escalation rate over time. Forward power prices are determined using a long-term price forecast.
Changes in fair value of the derivative net assets classified as Level 3 in the fair value hierarchy were as follows:

($ millions)	2023
Level 3 derivative net asset at January 1	30
Included in gain (loss) on commodity-related derivative financial instruments in earnings	3
Level 3 derivative net asset at March 31	33
There were no transfers into or out of Level 3 during the three months ended March 31, 2023.
Pembina Pipeline Corporation First Quarter 2023 51

13. RELATED PARTIES
Pembina enters into transactions with related parties in the normal course of business and all transactions are measured at their exchange amount, unless otherwise noted. Pembina contracts capacity from certain of its equity accounted investees, advances funds to support operations, provides letters of credit, including financial guarantees, and provides services, on a fixed fee and cost recovery basis, to certain equity accounted investees. A summary of the significant related party transactions are as follows:
Equity Accounted Investees

For the 3 Months Ended March 31 ($ millions)	2023	2022
Services provided(1)	101	43
Services received	10	3
As at:	March 31, 2023	December 31, 2022
Advances to related parties(2)	2	22
Trade receivables and other	34	42
Trade payables and other(3)	13	150
(1)    Services provided by Pembina include payments made by Pembina on behalf of related parties.
(2)    During the three months ended March 31, 2023, Pembina settled an advance due from Ruby for U.S. $14 million and Fort Corp. repaid advances of $1 million.
(3)    As at December 31, 2022, trade payables and other included U.S. $102 million related to the Ruby Settlement Agreement with Ruby, which was settled in January 2023.
PGI
Pembina provides management services to PGI for a fixed fee of $52 million per year, which is included in shared service revenue. Pembina also bills PGI for services provided on a cost recovery basis and for payments made by Pembina, on behalf of PGI, to third parties. Services provided to PGI for the three months ended March 31, 2023 totaled $63 million (2022: nil). PGI provides Pembina with extraction services under long-term fee-for-service arrangements, with total services received by Pembina from PGI for the three months ended March 31, 2023 of $7 million (2022: nil). As at March 31, 2023, trade receivables and other includes $32 million due from PGI (December 31, 2022: $41 million).
Ruby
During the first quarter of 2023, Pembina settled an advance due from Ruby for U.S. $14 million as well as a provision payable to Ruby for U.S. $102 million, both of which are related to the Ruby Subsidiary Bankruptcy. See Note 5 for further information.
Aux Sable
Pembina operates and provides oversight for the facilities owned by Aux Sable. As the operating partner, Pembina recovers operating costs, and other costs on a cost recovery basis. Total services provided by Pembina to Aux Sable for the three months ended March 31, 2023 totaled $30 million (2022: $23 million).
Alliance
Pembina provides management services to Alliance for a fixed fee of $11 million per year (2022: $11 million), which is included in shared service revenue, and also provides services to Alliance on a cost recovery basis.

52 Pembina Pipeline Corporation First Quarter 2023

14. COMMITMENTS AND CONTINGENCIES
Commitments
Pembina was committed for the following amounts under its contracts and arrangements as at March 31, 2023:

Contractual Obligations(1)	Payments Due by Period
($ millions)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years
Construction commitments(2)	810	354	305	151	—
Other commitments related to lease contracts(3)	536	89	88	76	283
Transportation and processing(4)	112	49	37	14	12
Funding commitments(5)	42	42	—	—	—
Software, cloud computing and other	31	10	17	3	1
Total contractual obligations	1,531	544	447	244	296
(1)Pembina enters into product purchase agreements and power purchase agreements to secure supply for future operations. Purchase prices of both NGL and power are dependent on current market prices. Volumes and prices for NGL and power contracts cannot be reasonably determined, and therefore, an amount has not been included in the contractual obligations schedule. Product purchase agreements range from one to nine years and involve the purchase of NGL products from producers. Assuming product is available, Pembina has secured between 11 and 182 mbpd of NGL each year up to and including 2031. Power purchase agreements range from one to 25 years and involve the purchase of power from electrical service providers. Pembina has secured up to 75 megawatts per day each year up to and including 2047.
(2)Excludes significant projects that are awaiting regulatory approval, projects which Pembina is not committed to construct, and projects that are executed by equity accounted investees.
(3)Relates to expected variable lease payments excluded from the measurements of the lease liability, payments under lease contracts which have not yet commenced, and payments related to non-lease components in lessee lease contracts.
(4)Take-or-pay payments for minimum volumes to be transported or processed, including $19 million of contract transportation on the Alliance Pipeline.
(5)Pembina has committed to fund the construction of an asset that will connect Pembina's assets into a third-party pipeline.
Commitments to Equity Accounted Investees
Pembina has commitments to provide contributions to certain equity accounted investees based on annual budgets approved by the joint venture partners and contractual agreements.
Contingencies
Pembina, including its subsidiaries and its investments in equity accounted investees, are subject to various legal and regulatory and tax proceedings, actions and audits arising in the normal course of business. We represent our interests vigorously in all proceedings in which we are involved. Legal and administrative proceedings involving possible losses are inherently complex, and we apply significant judgment in estimating probable outcomes. Of significance is a claim filed against Aux Sable by a counterparty to an NGL supply agreement. Aux Sable has filed Statements of Defense responding to the claim. While the final outcome of such actions and proceedings cannot be predicted with certainty, at this time management believes that the resolutions of such actions and proceedings will not have a material impact on Pembina's financial position or results of operations.
Letters of Credit
Pembina has provided letters of credit to various third parties in the normal course of conducting business. The letters of credit include financial guarantees to counterparties for product purchases and sales, transportation services, utilities, engineering and construction services. The letters of credit have not had and are not expected to have a material impact on Pembina's financial position, earnings, liquidity or capital resources. As at March 31, 2023, Pembina had $157 million (December 31, 2022: $198 million) in letters of credit issued.
Pembina Pipeline Corporation First Quarter 2023 53

HEAD OFFICE
Pembina Pipeline Corporation
Suite 4000, 585 - 8th Avenue SW
Calgary, Alberta T2P 1G1
AUDITORS
KPMG LLP
Chartered Professional Accountants
Calgary, Alberta
TRUSTEE, REGISTRAR & TRANSFER AGENT
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Suite 600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
1.800.564.6253
STOCK EXCHANGE
Pembina Pipeline Corporation
Toronto Stock Exchange listing symbols for:
COMMON SHARES PPL
PREFERRED SHARES PPL.PR.A, PPL.PR.C, PPL.PR.E, PPL.PR.G, PPL.PR.I, PPL.PR.O, PPL.PR.Q, PPL.PR.S, PPL.PF.A, PPL.PF.B and PPL.PF.E
New York Stock Exchange listing symbol for:
COMMON SHARES PBA
INVESTOR INQUIRIES
PHONE 403.231.3156
FAX 403.237.0254
TOLL FREE 1.855.880.7404
EMAIL investor-relations@pembina.com
WEBSITE www.pembina.com